                                                Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-20257

PROSPECTUS

$125,000,000
LOMAK PETROLEUM, INC.

8.75% SENIOR SUBORDINATED NOTES DUE 2007
                                                            LOMAK PETROLEUM LOGO

The 8.75% Senior Subordinated Notes due 2007 (the "Notes") are being offered (the "Notes Offering") by Lomak Petroleum, Inc., a Delaware corporation ("Lomak" or the "Company"). The Company's payment obligations under the Notes will be jointly, severally and unconditionally guaranteed (the "Guarantees") on a senior subordinated basis by each Restricted Subsidiary (as defined) of the Company and any future Restricted Subsidiary of the Company (the "Subsidiary Guarantors"). Initially, the Subsidiary Guarantors will consist of Lomak Operating Company, Lomak Production Company, Lomak Resources Company, Buffalo Oilfield Services, Inc., Lomak Energy Services Company, Lomak Energy Company, LPI Acquisition, Inc., Lomak Production I, L.P., Lomak Resources, L.L.C., Lomak Offshore L.P., Lomak Pipeline Systems, L.P., Lomak Gathering & Processing Company, Lomak Gas Company and LPI Operating Company.

Interest on the Notes will accrue at the rate of 8.75% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 1997. The Notes mature on January 15, 2007, unless previously redeemed. The Notes will be subject to redemption at the option of the Company, in whole or in part, on or after January 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon to the applicable redemption date. Upon the occurrence of a Change of Control (as defined), the Company will be required to offer to repurchase all or a portion of each Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount of such Notes plus accrued and unpaid interest, if any, thereon to the date of repurchase. Prior to January 15, 2000, the Company may, at its option, on any one or more occasions, redeem up to 33 1/3% of the original aggregate principal amount of the Notes at a redemption price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with all or a portion of the net proceeds of public sales of Equity Interests of the Company. See "Description of the Notes -- Optional Redemption."

Concurrently with the Notes Offering, the Company is offering 4,000,000 shares of its Common Stock (the "Common Stock Offering" and together with the Notes Offering, the "Offerings") by a separate prospectus. The closing of the Notes Offering and the Common Stock Offering are contingent upon each other.

The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to Senior Debt (as defined) of the Company, which will include borrowings under the Credit Agreement (as defined). As of December 31, 1996, after giving pro forma effect to the Offerings, the application of the proceeds therefrom, as described under "Use of Proceeds," and the consummation of the Cometra Acquisition (as defined), the principal amount of Senior Debt outstanding would have been $231 million, which represents borrowings under the Credit Agreement. The Company also has $55 million principal amount outstanding of 6% Convertible Subordinated Debentures Due 2007, which are expressly subordinated to the Notes. See "Description of the Notes."

The Company does not intend to apply for listing of the Notes on any securities exchange or inclusion of the Notes in any automated quotation system.
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SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.
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THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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---------------------------------------------------------------------------------------------------------------------
                                            PRICE TO                 UNDERWRITING             PROCEEDS TO
                                            PUBLIC(1)                DISCOUNT(2)              COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------------
  PER NOTE                                  100.000%                 3.000%                   97.000%
  TOTAL                                     $125,000,000             $3,750,000               $121,250,000
---------------------------------------------------------------------------------------------------------------------

(1) Plus accrued and unpaid interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses estimated at $300,000 payable by the Company.
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The Notes are offered by Chase Securities Inc., NationsBanc Capital Markets, Inc., Bear, Stearns & Co. Inc. and Credit Suisse First Boston Corporation (together, the "Underwriters"), subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York in book-entry form through the facilities of The Depository Trust Company on or about March 14, 1997.

CHASE SECURITIES INC.
                  NATIONSBANC CAPITAL MARKETS, INC.
                                       BEAR, STEARNS & CO. INC.
MARCH 10, 1997                                   CREDIT SUISSE FIRST BOSTON

                                     [MAP]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE NOTES OFFERING, AND MAY BID FOR AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes being offered by this Prospectus and the Common Stock which is being offered by a separate prospectus. This Prospectus does not contain all the information set forth on the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes being offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained therefrom at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A dated March 7, 1997.

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. The Company's Current Report on Form 8-K, dated April 19, 1996, as amended by Form 8-K/A, dated May 31, 1996.

          4. The Company's Current Report on Form 8-K dated February 26, 1997.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Notes Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102, Attn: Corporate Secretary, Telephone No. (817) 870-2601.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires all references herein to "Lomak" or the "Company" include Lomak Petroleum, Inc. and its consolidated subsidiaries. Certain industry terms are defined in the Glossary. Pro forma information gives effect to the Cometra Acquisition (as defined herein) and the related financings (including the Offerings) and certain other acquisitions and financings consummated in 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. Unless otherwise indicated, the information set forth herein assumes the Underwriters' over-allotment option with respect to the Common Stock Offering will not be exercised.

                                  THE COMPANY

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. The Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis in 1996, the Company had revenues of $172 million and EBITDA of $105 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $635 million and has spent $39 million on development and exploration activities. These activities have added approximately 719 Bcfe of reserves at an average cost of $0.76 per Mcfe. As a result, the Company has achieved substantial growth since 1991.

                            THE COMETRA ACQUISITION

     The Company recently acquired oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $385 million (the "Cometra Acquisition"). The Cometra Acquisition increased the Company's proved reserves at December 31, 1996 by 68% to 644 Bcfe and increased its Present Value by 98% to $974 million. The Cometra Properties, located primarily in the Company's core operating areas, include 515 producing wells, 401 proven development projects and substantial additional development and exploration potential on approximately 150,000 gross acres (90,000 net acres). In addition, the Cometra Properties include 265 miles of gas pipelines, a 25,000 Mcf/d gas processing plant and an above-market gas contract with a major Texas gas utility covering approximately 30% of the December 1996 production from the Cometra Properties.

                               BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. The Company has over 1,100 proven recompletion and development drilling projects. As a result of the Cometra Acquisition, the Company believes that it can achieve significant growth in reserves, production, cash flow and earnings over the next several years, even if no future acquisitions are consummated. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

                       FINANCING THE COMETRA ACQUISITION

     The purchase price for the Cometra Acquisition was approximately $385 million, consisting of $355 million in cash and 1,410,106 shares of Common Stock. The Company financed the cash portion of the purchase price with $221 million of borrowings under a recently expanded bank credit facility (the "Credit Agreement") and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. The promissory note will be repaid at maturity through borrowings under the Credit Agreement. The Credit Agreement permits the Company to obtain revolving credit loans and issue letters of credit from time to time in an aggregate amount not to exceed $400 million initially. Availability under the Credit Agreement will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed to by the lenders. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. In connection with the issuance of the shares of Common Stock to Cometra, Cometra was granted certain registration rights.

     The Company maintains its corporate headquarters at 500 Throckmorton Street, Fort Worth, Texas 76102 and its telephone number is (817) 870-2601.

                                  THE OFFERING

ISSUER........................   Lomak Petroleum, Inc.

SECURITIES OFFERED............   $125 million aggregate principal amount of
                                 8.75% Senior Subordinated Notes due 2007.

MATURITY......................   January 15, 2007.

INTEREST PAYMENT DATES........   January 15 and July 15 of each year, commencing
                                 on July 15, 1997.

MANDATORY REDEMPTION..........   None.

OPTIONAL REDEMPTION...........   Except as otherwise described below, the Notes
                                 will not be redeemable at the Company's option prior to January 15, 2002. Thereafter, the
                                 Notes will be subject to redemption at the option of the Company, in whole or in part, at the redemption prices set forth under the heading "Description of the Notes -- Optional
                                 Redemption," plus accrued and unpaid interest thereon to the applicable redemption date. In addition, prior to January 15, 2000, the Company may, at its option, on any one or more occasions, redeem up to 33 1/3% of the original principal amount of the Notes at a redemption price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with all or a portion of the net proceeds of public sales of Equity Interests of the Company; provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption. See "Description of the Notes -- Optional Redemption."

CHANGE OF CONTROL.............   Upon the occurrence of a Change of Control, the
                                 Company will generally be required to offer to repurchase all or a portion of each Holder's
                                 Notes, at an offer price in cash equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase, and to repurchase all Notes tendered pursuant to such offer. The Credit Agreement will prohibit the Company from repurchasing any Notes pursuant to a Change of Control offer prior to the repayment in full of the Senior Debt under the Credit Agreement. Therefore, if a Change of
                                 Control were to occur, there can be no
                                 assurance that the Company or the Subsidiary
                                 Guarantors will have the financial resources or be permitted under the terms of their indebtedness to repurchase the Notes. If any Event of Default (as defined) occurs, the Trustee or holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of and the accrued and unpaid interest on such Notes to be due and payable immediately. However, such repayment would be subject to certain subordination provisions in the Indenture. See "Risk
                                 Factors--Risks Relating to a Change of Control" and "Description of the Notes--Subordination" and "--Repurchase at the Option of Holders--Change of Control," and "--Events of Default and Remedies."

RANKING.......................   The Notes will be general, unsecured
                                 obligations of the Company, will be
                                 subordinated in right of payment to Senior Debt of the Company, which includes borrowings under the Credit Agreement and any other permitted indebtedness which does not expressly provide that it is on a parity with or subordinated in right of payment to the Notes. As of December
                                 31, 1996, on a pro forma basis after giving effect to the Offerings and the application of the proceeds therefrom, Senior Debt would have been approximately $231 million, which represents borrowings under the Credit
                                 Agreement. See "Capitalization," "Description of the Notes -- Subordination" and "Description of Capital Stock and Indebtedness -- Credit
                                 Agreement."

SUBSIDIARY GUARANTEES.........   The Company's payment obligations under the
                                 Notes will be jointly, severally and
                                 unconditionally guaranteed on a senior
                                 subordinated basis (the "Guarantees") by each Restricted Subsidiary of the Company and any future Restricted Subsidiary of the Company.
                                 The Guarantees will be subordinated to Senior
                                 Debt of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to Senior Debt. See "Description of the Notes -- Guarantees" and "Description of Capital Stock and Indebtedness -- Credit
                                 Agreement."

CERTAIN COVENANTS.............   The Notes will be issued pursuant to an
                                 indenture (the "Indenture") containing certain covenants that will, among other things, limit the ability of the Company and its Restricted
                                 Subsidiaries to incur additional indebtedness and issue Disqualified Stock, pay dividends, make distributions, make investments, make certain other Restricted Payments, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing
                                 Indebtedness (as defined) of any kind (other than Permitted Liens, as defined) and engage in mergers and consolidations. See "Description of the Notes--Certain Covenants."

USE OF PROCEEDS...............   The Company will use the proceeds of the Notes
                                 Offering and the Common Stock Offering to repay a portion of the indebtedness incurred to fund the purchase price for the Cometra Properties.
                                 See "Use of Proceeds."

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the risk factors discussed under the caption "Risk Factors," which include risks relating to: (i) the volatility of oil and gas prices; (ii) the uncertainty of estimates of reserves and future net revenues; (iii) the ability of the Company to find or acquire additional oil and gas reserves that are economically recoverable; (iv) the ability of the Company to obtain commercial production through development and exploration activities; (v) the ability of the Company to successfully integrate the Cometra Acquisition; (vi) the effects of leverage on the Company's operating activities and ability to obtain additional financing in the future; (vii) the availability of capital for acquisitions and development projects; and (viii) the subordination of the Notes to Senior Debt.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following tables set forth certain (i) historical and pro forma financial data and (ii) reserve and operating data. The pro forma financial, operating and reserve information includes the Cometra Acquisition and the related financings and certain other acquisitions and financings consummated in 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. The historical data should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included herein. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements included herein. Neither the historical nor the pro forma results are necessarily indicative of future results.

                                                                          YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                                                   PRO FORMA
                                                                1994        1995        1996         1996
                                                              --------    --------    --------    -----------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales.........................................  $ 24,461    $ 37,417    $ 68,054     $130,508
  Field services............................................     7,667      10,097      14,223       14,223
  Gas transportation and marketing..........................     2,195       3,284       5,575       24,326
  Interest and other........................................       471       1,317       3,386        3,386
                                                              --------    --------    --------     --------
                                                                34,794      52,115      91,238      172,443
Expenses:
  Direct operating..........................................    10,019      14,930      24,456       39,394
  Field services............................................     5,778       6,469      10,443       10,443
  Gas transportation and marketing..........................       490         849       1,674       13,152
  Exploration...............................................       359         512       1,460        1,460
  General and administrative................................     2,478       2,736       3,966        3,966
  Interest..................................................     2,807       5,584       7,487       30,957
  Depletion, depreciation and amortization..................    10,105      14,863      22,303       44,389
                                                              --------    --------    --------     --------
                                                                32,036      45,943      71,789      143,761
                                                              --------    --------    --------     --------
Income before taxes.........................................     2,758       6,172      19,449       28,682
Income taxes................................................       139       1,782       6,834       10,038
                                                              --------    --------    --------     --------
Net income..................................................  $  2,619    $  4,390    $ 12,615     $ 18,644
                                                              ========    ========    ========     ========
Earnings per common share...................................  $   0.25    $   0.31    $   0.69     $   0.80
                                                              ========    ========    ========     ========
Cash dividends per common share.............................  $   0.00    $   0.01    $   0.06          N/A
                                                              ========    ========    ========     ========
OTHER FINANCIAL DATA:
EBITDA (a)..................................................  $ 16,029    $ 27,131    $ 50,699     $105,488
Net cash provided by operations.............................    11,241      16,561      38,445          N/A
Net cash used in investing..................................   (29,536)    (76,113)    (69,666)         N/A
Net cash provided by financing..............................    21,173      57,702      36,799          N/A
Capital expenditures........................................    70,024      88,530      79,390          N/A
Ratios:
  EBITDA to interest expense................................      5.7x        4.9x        6.8x         3.4x
  Earnings to fixed charges (b).............................      2.0x        2.1x        3.6x         1.9x
  Total debt to EBITDA......................................      3.9x        3.1x        2.3x         3.9x
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents........................................  $  4,897    $  3,047    $  8,625     $  8,625
Total assets................................................   141,768     214,788     282,547      671,597
Long-term debt (c)..........................................    62,592      83,088     116,806      411,756
Stockholders' equity........................................    43,248      99,367     117,529      211,629

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense.

(c) Long-term debt includes current portion.

                       SUMMARY RESERVE AND OPERATING DATA

                (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                          YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                                                   PRO FORMA
                                                                1994        1995        1996         1996
                                                              --------    --------    --------     ---------
                                                                                                  (UNAUDITED)
PROVED RESERVES (A):
  Natural gas (Mmcf)........................................   149,370     232,887     295,594       497,600
  Oil and NGLs (Mbbls)......................................     8,449      10,863      14,675        24,405
  Natural gas equivalents (Mmcfe)...........................   200,064     298,065     383,644       644,030
  Percent natural gas.......................................        75%         78%         77%           77%
  Percent proved developed..................................        68%         77%         71%           63%
PRODUCTION VOLUMES:
  Natural gas (Mmcf)........................................     6,996      12,471      21,231        38,157
  Oil and NGLs (Mbbls)......................................       640         913       1,068         1,890
  Natural gas equivalents (Mmcfe)...........................    10,836      17,949      27,641        49,497
RESERVE LIFE INDEX (YEARS) (B)..............................      18.5        16.6        13.9          13.0
PRODUCT PRICES (AT DECEMBER 31) (A):
  Natural gas (per Mcf).....................................  $   2.07    $   2.28    $   3.54    $     3.99
  Oil and NGLs (per Bbl)....................................     16.14       18.14       23.58         23.23
FUTURE NET CASH FLOWS (A):
  Undiscounted..............................................  $270,974    $412,638    $941,393    $1,790,768
  Present Value.............................................   150,536     229,238     492,172       973,663
RESERVE ADDITIONS (MMCFE):
  Acquisitions..............................................   103,292     106,283     109,326       369,710
  Extensions, discoveries and revisions.....................     7,415      10,943      16,543        16,543
                                                              --------    --------    --------    ----------
  Net additions.............................................   110,707     117,226     125,869       386,253
COSTS INCURRED:
  Acquisition...............................................  $ 59,501    $ 69,244    $ 63,579    $  316,579
  Development and exploration...............................     9,710      10,184      14,561        14,561
                                                              --------    --------    --------    ----------
  Total costs incurred......................................  $ 69,211    $ 79,428    $ 78,140    $  331,140
FINDING COSTS (PER MCFE) (C)................................  $   0.63    $   0.68    $   0.62    $     0.86
RESERVE REPLACEMENT (D).....................................     1,022%        653%        455%        1,397%
WELLS DRILLED:
  Gross.....................................................      71.0        62.0        63.0           N/A
  Net.......................................................      58.2        39.6        51.9           N/A
  Success rate (net)........................................        97%         99%         94%          N/A
PER MCFE DATA:
  Oil and gas sales.........................................  $   2.26    $   2.08    $   2.46    $     2.64
  Direct operating expense (e)..............................      0.75        0.63        0.75          0.71
  General and administrative expense........................      0.23        0.15        0.14          0.08
                                                              --------    --------    --------    ----------
  Operating margin (f)......................................  $   1.28    $   1.30    $   1.57    $     1.85
                                                              ========    ========    ========    ==========

---------------

(a) Proved reserves and future net cash flows were estimated in accordance with the Commission's guidelines. Prices and costs at December 31 for each of the years 1994 through 1996 were used in the calculation of proved reserves and future net cash flows and were held constant through the periods of estimated production, except as otherwise provided by contract, in accordance with the Commission's guidelines.

(b) The reserve life index is calculated as proved reserves (on an Mcfe basis) divided by annual production.

(c) Finding costs are calculated as costs incurred divided by net reserve additions. The pro forma cost incurred for 1996 excludes $62 million attributable to unproved reserves ($0.16 per Mcfe impact). However, the pro forma cost incurred for 1996 includes the value attributable to an above-market gas contract of $38 million ($0.10 per Mcfe impact).

(d) Reserve replacement is calculated as net reserve additions divided by the Company's actual production for the period, both on an Mcfe basis.

(e) Direct operating expense per Mcfe is net of the Company's operating margin realized on its field service activities. The net operating margin realized on its field services activities is related primarily to reimbursements that the Company receives as operator of its properties. The Company intends to conform its financial statements for periods after December 31, 1996 to this presentation.

(f) Operating margin is calculated as oil and gas sales less direct operating expense and general and administrative expense.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

VOLATILITY OF OIL AND GAS PRICES

     The Company's financial condition, operating results and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of, and demand for, oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Historically the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States and elsewhere, the economic conditions in the United States and elsewhere, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), governmental regulation, political stability in the Middle East and elsewhere, the supply and demand of oil and gas, the price of foreign imports and the availability and prices of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, the Company's ability to obtain additional capital, and its financial condition, revenues, profitability and cash flows from operations.

     Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues from those reserves which have been prepared by the Company and certain independent petroleum consultants. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operation costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates and such variances may be material. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

     The present value of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated proved oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the Present Value of the Company's oil and gas reserves were based on prices on December 31, 1996. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were

$23.23 per barrel of oil and $3.99 per Mcf of gas, which prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. The closing price on the New York Mercantile Exchange ("NYMEX") for the prompt month contract delivered at Henry Hub on December 31, 1996 and February 28, 1997 was $2.76 and $1.83, respectively. The closing price on NYMEX for the prompt month contract delivered for Light Crude Oil on December 31, 1996 and February 28, 1997 was $25.92 and $20.30, respectively. In addition, the calculation of the present value of the future net revenues using a 10% discount as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general. Furthermore, the Company's reserves may be subject to downward or upward revision based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors. See "Business -- Oil and Gas Reserves."

FINDING AND ACQUIRING ADDITIONAL RESERVES

     The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns. If prevailing oil and gas prices were to increase significantly, the Company's finding costs to add new reserves could increase. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating wells is uncertain, and drilling or production may be curtailed or delayed as a result of many factors.

     The Company's business is capital intensive. To maintain its base of proved oil and gas reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions, development or exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's oil and gas reserves would decline.

DEVELOPMENT AND EXPLORATION RISKS

     The Company intends to increase its development and exploration activities. Exploration drilling, and to a lesser extent development drilling, involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See "Business -- Development Activities" and " -- Exploration Activities."

ACQUISITION RISKS

     The Company intends to continue acquiring oil and gas properties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. See
"Business -- Acquisition Activities."

     The Cometra Acquisition substantially increased the Company's reserves, cash flow and production. The Company's ability to achieve any advantages from the Cometra Acquisition will depend in large part on successfully integrating the Cometra Properties into the operations of the Company. No assurances can be made that the Company will be able to achieve such integration successfully.

EFFECTS OF LEVERAGE

     On a pro forma basis giving effect to the Cometra Acquisition and the related financings, at December 31, 1996, the Company's outstanding indebtedness would have been $412 million and the Company's ratio of total debt to total capitalization would have been 66%. In 1994, 1995, 1996 and on a pro forma basis for 1996, the Company's ratio of earnings to fixed charges was 2.0x, 2.1x, 3.6x and 1.9x, respectively. The principal payment obligations of the Company's pro forma debt for 1997, 1998 and 1999 amount to $26,000, $413,000 and $12,000 respectively. The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its businesses, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to oil and gas prices, the Company's level of production, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by some or all of these factors. In addition, the Credit Agreement and the Indenture for the Notes contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid $5,000,000 of dividends as of December 31, 1996. See "Forward-Looking Information."

CAPITAL AVAILABILITY

     The Company's strategy of acquiring and developing oil and gas properties is dependent upon its ability to obtain financing for such acquisitions and development projects. The Company expects to utilize the Credit Agreement among the Company and several banks (the "Banks") to borrow a portion of the funds required for any given transaction or project. If funds under the Credit Agreement are not available to fund acquisition and development projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

     The Credit Agreement limits the amounts the Company may borrow to amounts, determined by the Banks, in their sole discretion, based upon a variety of factors including the discounted present value of the Company's estimated future net cash flow from oil and gas production (the "Borrowing Base"). At March 5, 1997, the Borrowing Base was $400 million, of which the Company had borrowings of $389.5 million outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition). The Borrowing Base will be reduced to $300 million on the earlier of August 13, 1997 or upon consummation of the Offerings, unless otherwise agreed to by the Banks. If oil or gas prices decline below their current levels, the availability of funds and the ability to pay outstanding amounts under the Credit Agreement could be materially adversely affected. The Indenture for the Notes also contains restrictions on the Company's ability to incur additional indebtedness, and other contractual arrangements to which the Company may become subject to in the future could contain similar restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     The oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pipeline ruptures or spills, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties, environmental pollution, suspension of operations and substantial losses. Although the Company carries insurance which it believes is reasonable, it is not fully insured against all risks. The Company does not carry business interrruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and results of operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

     Certain of the Cometra Properties are offshore operations in the Gulf of Mexico which are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

HEDGING RISKS

     From time to time, the Company hedges a portion of its physical oil and natural gas production by entering short positions through fixed price swaps or options. The Company does not generally trade directly utilizing NYMEX futures. The Company currently has one oil fixed price swap relating to 80,000 Bbls in each of January, February and March 1997 and 60,000 Bbls in April 1997. The settlement is determined by the difference between the Company's fixed price and the average of the daily prompt NYMEX WTI contract during each corresponding month. The Company had one fixed price natural gas swap during January 1997 relating to 155,000 MmBtu. As of March 5, 1997, there are no other hedge positions.

     The Company's Vice-President -- Gas Management has the responsibility for implementing approved hedge strategies. The hedge program provides for oversight and reporting requirements, hedge goals and how strategies will be developed.

     The above described hedges represent approximately 12% of the Company's combined oil and gas production through April 1997, and there are none thereafter. The production that is hedged represents 51% of the Company's oil production and 1% of the Company's gas production through April 1997. None of the production sold pursuant to fixed price gas sales contracts is hedged.

     These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company may in the future enter into oil and natural gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those of the Company's production or (iii) the Company's customers or the counterparties to its futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In the future, the Company may increase the percentage of its production covered by hedging arrangements.

GAS CONTRACT RISK

     A significant portion of the Company's production is subject to fixed price contracts. On a pro forma basis, approximately 47% of average gas production for December 1996 was sold subject to fixed price sales contracts (including a contract relating to the Cometra Properties described below and excluding the hedging activities described above). These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts. The fixed price sales contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

     As part of the Cometra Acquisition, the Company acquired a gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (65% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. The contract is with a large gas utility and expires in June 2000. This contract represents 15% of the Company's pro forma December 1996 production on an Mcfe basis.

     The gas contract contains language that requires the purchaser to purchase all of the gas legally produced on the designated acreage. The contract also contains language that may be read to provide that the purchaser is not required to purchase more than 80% of the Company's delivery capacity (up to a delivery capacity of 20,000 Mcf/d). However, since the commencement of the contract in 1990 through the date hereof, the purchaser has purchased all of the gas produced on the designated acreage.

     The Company believes that these fixed price contracts are enforceable and it has not received any notice or other indication from any of the counterparties that they intend to cease performing any of their obligations under these contracts. However, there can be no assurance that one or more of these counterparties will not attempt to totally or partially mitigate their obligations under these contracts. If any of the purchasers under the contracts should be successful in doing so, then the Company could be required to market its production on less attractive terms, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

GAS GATHERING, PROCESSING AND MARKETING

     The Company's gas gathering, processing and marketing operations depend in large part on the ability of the Company to contract with third party producers to produce their gas, to obtain sufficient volumes of committed natural gas reserves, to maintain throughput in the Company's processing plant at optimal levels, to replace production from declining wells, to assess and respond to changing market conditions in negotiating gas purchase and sale agreements and to obtain satisfactory margins between the purchase price of its natural gas supply and the sales price for such residual gas volumes and the natural gas liquids processed. In addition, the Company's operations are subject to changes in regulations relating to gathering and marketing of oil and gas. The inability of the Company to attract new sources of third party natural gas or to promptly respond to changing market conditions or regulations in connection with its gathering, processing and marketing operations could materially adversely affect the Company's financial condition and results of operations.

LAWS AND REGULATIONS

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering, marketing, transportation and storage of oil and gas. These regulations, among other things, control the rate of oil and gas production, and control the amount of oil that may be imported. The Company's operations are subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from the Company's operations. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The Company could incur substantial costs to comply with environmental laws and regulations.

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing equipment and personnel and operating its properties. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independent oil and gas companies, individual proprietors and others. Many of these competitors have financial and other resources which substantially exceed those of the Company and have been engaged in the energy business for a much longer time than the Company. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

DEPENDENCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production, including John H. Pinkerton, the Company's President and Chief Executive Officer. However, the Company does not have employment contracts with any of its officers or key employees. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CERTAIN BUSINESS INTERESTS OF CHAIRMAN

     Thomas J. Edelman, Chairman of the Company, is also the Chairman, President and Chief Executive Officer of Patina Oil & Gas Company ("Patina"), a publicly traded oil and gas company. The Company currently has no existing business relationships with Patina, and Patina does not own any of the Company's securities. However, as a result of Mr. Edelman's position in Patina, conflicts of interests may arise between them. The Company has board policies that require Mr. Edelman to give notification of any potential conflicts that may arise between the Company and Patina. There can be no assurance, however, that the Company will not compete with Patina for the same acquisition or encounter other conflicts of interest. See "Management."

SUBORDINATION OF NOTES AND GUARANTEES

     The Notes will be subordinated in right of payment to all existing and future Senior Debt of the Company, including borrowings under the Credit Agreement. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding. The aggregate principal amount of Senior Debt of the Company, as of December 31, 1996, would have been $231 million on a pro forma basis. The Guarantees will be subordinated to Indebtedness of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to Senior Debt. Additional Senior Debt may be incurred by the Company from time to time, subject to certain restrictions. In addition to being subordinated to all existing and future Senior Debt of the Company, the Notes will not be secured by any of the Company's assets, unlike the borrowings under the Credit Agreement. See "Description of the Notes--Subordination."

FRAUDULENT CONVEYANCE

     The incurrence of indebtedness (such as the Notes) is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of other creditors of the Company. The Company's obligations under the Notes will be guaranteed on a senior subordinated basis by its Restricted Subsidiaries. To the extent that a court were to find that (x) the Notes or a Guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or that the Company or such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or
(y) the Company or a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Notes or Guarantee and, at the time thereof, the Company or such Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Notes or the Guarantee, (ii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Notes or Guarantee in favor of other creditors. Among other things, a legal challenge of the Guarantee issued by such Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Guarantee issued by a Subsidiary Guarantor is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company and any other Subsidiary Guarantors.

     On the basis of historical financial information, recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information currently available to it, the Company believes that the Notes and the Guarantees issued concurrently with the issuance of the Notes are being incurred for proper purposes and in good faith and that, after giving effect to Indebtedness incurred in connection with the issuance of the Notes and the issuance of the Guarantees, the Company and the Subsidiary Guarantors are solvent, will have sufficient capital for carrying on their respective businesses and will be able to pay their debts as such debts become absolute and mature. There can be no assurance, however, that a court passing on such questions would reach the same conclusions and, if not, a court could, among other things, void all or a portion of the Company's or the Subsidiary Guarantor's obligations to holders of Notes and/or subordinate the Company's and the Subsidiary Guarantor's obligations under the Notes and Guarantees to a greater extent than would otherwise be the case.

ABSENCE OF A PUBLIC MARKET FOR NOTES

     There is no existing market for the Notes and, although the Underwriters have advised the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market making at any time. The Company does not intend to apply for listing of the Notes on a securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the Notes Offering or, if developed, that such market will be sustained or as to the liquidity of any market. The initial offering price of the Notes will be determined through negotiations between the Company and the Underwriters, and may bear no relationship to the market price of the Notes after the Notes Offering. Factors such as quarterly or cyclical variations in the Company's financial results, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the Notes to fluctuate substantially.

RISKS RELATING TO A CHANGE OF CONTROL

     Upon a Change of Control (as defined herein), holders of the Notes will have the right to require the Company to repurchase all or any part of such holders' Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The events that constitute a Change of Control hereunder would constitute a default under the Credit Agreement, which prohibits the purchase of the Notes by the Company in the event of certain Change of Control events unless and until such time as the Company's indebtedness under the Credit Agreement is repaid in full. There can be no assurance that the Company and the Subsidiary Guarantors would have sufficient financial resources available to satisfy all of its or their obligations under the Credit Agreement and the Notes in the event of a Change of Control. The Company's failure to purchase the Notes would result in a default under the Indenture and under the Credit Agreement, each of which could have adverse consequences for the Company and the holders of the Notes. See "Description of Capital Stock and Indebtedness" and "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control." The definition of "Change of Control" in the Indenture includes a sale, lease, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, conveyance or transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

                          FORWARD-LOOKING INFORMATION

     Information included in this Prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including projections, estimates and expectations. Those statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of these statements or their underlying assumptions prove to be incorrect, actual results could vary materially. Although the Company believes that such projections, estimates and expectations are based on reasonable assumptions, it can give no assurance that such projections, estimates and expectations will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include political and economic developments in the United States and foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the extent of success in acquiring oil and gas properties and in discovering, developing and producing reserves and conditions of the capital markets and equity markets during the periods covered by the forward-looking statements. See "Risk Factors" for further information with respect to certain of such factors. In addition, certain of such projections and expectations are based on historical results, which may not be indicative of future performance. See "Unaudited Pro Forma Consolidated Financial Statements."

                              COMETRA ACQUISITION
GENERAL

     The Company recently acquired the Cometra Properties for a purchase price of $385 million, consisting of $355 million in cash and 1,410,106 shares of Common Stock. The Company financed the cash portion of the purchase price with $221 million of borrowings under the Credit Agreement and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. As a result of the Cometra Acquisition, the Company has significantly expanded its inventory of both development and exploration projects, increased its proved reserves at December 31, 1996 by 68% to 644 Bcfe and increased the Company's Present Value at December 31, 1996 by 98% to $974 million.

COMETRA PROPERTIES

     The Cometra Properties include 150,000 gross acres (90,000 net) located within the Company's core operating areas in West Texas, South Texas and the Gulf of Mexico. Netherland, Sewell & Associates, Inc., independent petroleum consultants, estimated that at December 31, 1996, the Cometra Properties had proved reserves of 202 Bcf of gas and 9.7 Mmbbls of oil with a Present Value of $481 million. In December 1996, the Cometra Properties produced at a rate of 66 Mmcfe/d through 515 wells. The Cometra Properties include 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant.

     The West Texas properties are located in the Val Verde and Permian Basins and account for 81% of the acquired reserves on a Present Value basis. The South Texas/Gulf of Mexico properties account for 19% of the acquired reserves on a Present Value basis. All of the Cometra Properties, except for the Gulf of Mexico properties, are within the Company's existing core operating areas. As a result, the Company expects to be able to quickly integrate the properties and begin exploitation activities. To facilitate the integration, the Company plans to offer positions to substantially all of Cometra's field and technical staff associated with these properties.

     On a Present Value basis, 95% and 70%, respectively, of the West Texas and South Texas/Gulf of Mexico properties are operated by the Company. The offshore properties are operated by experienced third parties. Although the Company has no definitive plans to do so at this time, the Company has previously announced that it may elect to sell all or part of the Gulf of Mexico properties because they are not located in the Company's core areas.

RESERVES

     The following table sets forth summary information with respect to the proved reserves of the Cometra Properties by region at December 31, 1996:

                                            PRESENT VALUE                            NATURAL
                                          -----------------                NATURAL     GAS
                                            AMOUNT            OIL & NGLS     GAS     EQUIV.
                                          (THOUSANDS)    %     (MBBLS)     (MMCF)    (MMCFE)
                                          -----------   ---   ----------   -------   -------
West Texas..............................   $387,852      81%    8,271      174,339   223,965
South Texas/Gulf of Mexico..............     93,639      19     1,459       27,667    36,422
                                           --------     ---     -----      -------   -------
          Total.........................   $481,491     100%    9,730      202,006   260,387
                                           ========     ===     =====      =======   =======

     The West Texas properties consist of 450 producing wells on 99,000 gross acres (70,000 net) located principally in the Val Verde and Permian Basins. The Company operates 95% of the properties on a Present Value basis and the pipelines and gas processing plant. Existing production ranges in depth from 3,000 to 7,000 feet. The Company has identified 365 proven recompletion and development drilling projects in this area. In the Val Verde Basin, the Company benefits from a $3.70 per Mcf gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The contract is with a large gas utility and expires in June 2000.

     The South Texas/Gulf of Mexico properties consist of 65 producing wells on 51,000 gross acres (20,000 net). The Company operates 70% of the properties on a Present Value basis, primarily in South Texas. The Gulf of Mexico properties include 14 producing wells on seven offshore platforms, all of which are operated by third parties, including affiliates of National Fuel Gas Co., Noble Affiliates, Inc. and British Borneo Petroleum Syndicate plc. Total net daily production from the South Texas/Gulf of Mexico properties currently is 22,300 Mcfe. Onshore, production comes from depths ranging from 1,000 to 12,000 feet, and has an estimated reserve life in excess of seven years. In the Gulf of Mexico, production ranges in depth from 8,000 to 14,000 feet, while water depths vary from 50 to 220 feet. The Company has identified a total of 36 development projects. Both shallower and deeper horizons hold potential exploration opportunities, which the Company expects to evaluate further with the assistance of 3-D seismic technology.

GAS PLANTS AND PIPELINES

     As part of the Cometra Acquisition, the Company has acquired 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant in the Permian Basin. The gas plant, located outside Sterling City, Texas, was constructed in 1995 and is currently processing gas, approximately 50% of which is attributable to Company operated wells, at the rate of 20,000 Mcf/d. The Company believes that the plant's capacity could be expanded to 35,000 Mcf/d for an additional capital expenditure of approximately $4.0 million.

                                USE OF PROCEEDS

     The net proceeds of the Notes Offering are estimated to be approximately $121.0 million and the net proceeds of the Common Stock Offering are estimated to be approximately $64.1 million, after deducting underwriting discounts and estimated expenses. The Company intends to use all of such net proceeds to repay certain indebtedness incurred under the Credit Agreement to fund a portion of the cash purchase price for the Cometra Properties. See "Cometra Acquisition." As of March 5, 1997, indebtedness under the Credit Agreement, which expires in February 2002, had a weighted average interest rate of 7.0%. For additional information with respect to the interest rates, maturity and covenants related to the Credit Agreement, see "Description of Capital Stock and Indebtedness -- Credit Agreement."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996, and the pro forma capitalization of the Company at December 31, 1996, giving effect to the Cometra Acquisition and the related financings (including the application of the net proceeds from the Offerings as described in "Use of Proceeds") as if such transactions occurred on December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and Notes thereto included herein, and "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                DECEMBER 31, 1996
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------   -----------
                                                                         (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Current portion of debt.....................................  $     26    $     26
                                                              ========    ========
Long-term debt:
  Revolving credit facility.................................  $ 61,355    $231,305
  8.75% Senior Subordinated Notes...........................        --     125,000
  6% Convertible Subordinated Debentures (1)................    55,000      55,000
  Other long-term debt......................................       425         425
                                                              --------    --------
          Total long-term debt..............................  $116,780    $411,730
                                                              ========    ========
Stockholders' equity:
  Preferred Stock, $1 par value, 4,000,000 shares
     authorized:
     $2.03 Convertible Preferred Stock, 1,150,000 shares
     outstanding ($28,750,000 liquidation preference)(2)....     1,150       1,150
  Common Stock, $.01 par value, 35,000,000 shares
     authorized:
     14,750,537 issued and outstanding; 20,160,643 shares
     issued
     and outstanding pro forma (3)..........................       148         202
  Capital in excess of par value............................   110,248     204,294
  Retained earnings.........................................     5,291       5,291
  Unrealized gain on marketable securities..................       692         692
                                                              --------    --------
          Total stockholders' equity........................   117,529     211,629
                                                              --------    --------
               Total capitalization.........................  $234,309    $623,359
                                                              ========    ========

---------------

(1) The 6% Convertible Subordinated Debentures were issued on December 27, 1996. See "Description of Capital Stock and Indebtedness."

(2) The $2.03 Convertible Preferred Stock, may, at the election of the Company, be exchanged for an aggregate of $28,750,000 principal amount of 8.125% Convertible Subordinated Notes due December 31, 2005. See "Description of Capital Stock and Indebtedness."

(3) The pro forma column includes the 1,410,106 shares issued to Cometra as partial consideration for the Cometra Properties.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma consolidated financial statements give effect to: (i) the purchase by the Company of certain oil and gas properties from Bannon Energy Incorporated (the "Bannon Acquisition") in April 1996 for $37 million, (ii) the Cometra Acquisition, (iii) the private placements of 600,000 shares of Common Stock and $55 million of 6% Convertible Subordinated Debentures (collectively referred to as the "Private Placements"), (iv) the Offerings, (v) the application of the estimated net proceeds from the Private Placements and the Offerings and (vi) the conversion of the Company's 7 1/2% Convertible Exchangeable Preferred Stock into Common Stock. The unaudited pro forma consolidated statement of income for the year ended December 31, 1996 was prepared as if the Bannon Acquisition, the Cometra Acquisition, the Private Placements and the Offerings (collectively, the "Transactions") had occurred on January 1, 1996. The accompanying unaudited pro forma consolidated balance sheet of the Company as of December 31, 1996 has been prepared as if the Transactions had occurred as of that date. The historical information provided under the heading "Bannon Acquisition" in the statement of income for the year ended December 31, 1996, includes results for the properties acquired in the Bannon Acquisition for the period from January 1, 1996 until its purchase on March 31, 1996. The historical information provided in the statement of income of the Company for the year ended December 31, 1996 includes results for the properties acquired in the Bannon Acquisition for the period from April 1, 1996 through December 31, 1996.

     This information is not necessarily indicative of future consolidated results of operations and it should be read in conjunction with the separate historical statements and related notes of the respective entities appearing elsewhere in this Registration Statement or incorporated by reference herein.

                     LOMAK PETROLEUM, INC. AND SUBSIDIARIES
                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                              PRO FORMA
                                     BANNON        COMETRA      PRO FORMA     PRE-OFFERING    OFFERING      PRO FORMA
                          LOMAK    ACQUISITION   ACQUISITION   ADJUSTMENTS       LOMAK       ADJUSTMENTS      LOMAK
                         -------   -----------   -----------   -----------    ------------   -----------    ---------
REVENUES
  Oil and gas sales....  $68,054     $1,703        $60,751      $               $130,508       $            $130,508
  Field services.......   14,223         --             --                        14,223                      14,223
  Gas transportation
    and marketing......    5,575         --          7,273        11,478(a)       24,326                      24,326
  Interest and other...    3,386         --             --                         3,386                       3,386
                         -------     ------        -------                      --------                    --------
                          91,238      1,703         68,024                       172,443                     172,443
                         -------     ------        -------                      --------                    --------
EXPENSES
  Direct operating.....   24,456        562         14,376                        39,394                      39,394
  Field services.......   10,443         --             --                        10,443                      10,443
  Gas transportation
    and marketing......    1,674         --             --        11,478(a)       13,152                      13,152
  Exploration..........    1,460         --             --                         1,460                       1,460
  General and
    administrative.....    3,966         --             --                         3,966                       3,966
  Interest.............    7,487         --             --        23,991(b)       31,478          (521)(e)    30,957
  Depletion,
    depreciation and
    amortization.......   22,303         --             --        22,086(c)       44,389                      44,389
                         -------     ------        -------                      --------                    --------
                          71,789        562         14,376                       144,282                     143,761
                         -------     ------        -------                      --------                    --------
Income before taxes....   19,449      1,141         53,648                        28,161                      28,682
INCOME TAXES
  Current..............     (729)        --             --          (115)(d)        (844)          (16)(f)      (860)
  Deferred.............   (6,105)        --             --        (2,906)(d)      (9,011)         (167)(f)    (9,178)
                         -------     ------        -------                      --------                    --------
Net income.............  $12,615     $1,141        $53,648                      $ 18,306                    $ 18,644
                         =======     ======        =======                      ========                    ========
Net income applicable
  to common shares.....  $10,161                                                $ 15,972                    $ 16,310
                         =======                                                ========                    ========
Earnings per common
  share................  $  0.69                                                $   0.97                    $   0.80
                         =======                                                ========                    ========
Weighted average shares
  outstanding..........   14,812                                   1,583          16,395         4,000        20,395
                         =======                                                               =======      ========

              See notes to pro forma combined financial statements

                             LOMAK PETROLEUM, INC.
                        PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                  PRE-         PRO FORMA
                                                PRO FORMA       OFFERING       OFFERING      PRO FORMA
                                    LOMAK      ADJUSTMENTS       LOMAK        ADJUSTMENTS      LOMAK
                                   --------    -----------    ------------    -----------    ---------
ASSETS
Current assets
  Cash and equivalents.........    $  8,625     $               $  8,625       $             $  8,625
  Accounts receivable..........      18,121                       18,121                       18,121
  Marketable securities........       7,658                        7,658                        7,658
  Inventory and other..........         799                          799                          799
                                   --------                     --------                     --------
    Total current assets.......      35,203                       35,203                       35,203
                                   --------                     --------                     --------
Oil and gas properties.........     282,519      325,000(g)      607,519                      607,519
    Accumulated depletion and
       amortization............     (53,102)                     (53,102)                     (53,102)
                                   --------                     --------                     --------
                                    229,417                      554,417                      554,417
                                   --------                     --------                     --------
Gas transportation and field
  service assets...............      21,139       60,000(g)       81,139                       81,139
    Accumulated depreciation...      (4,997)                      (4,997)                      (4,997)
                                   --------                     --------                     --------
                                     16,142                       76,142                       76,142
                                   --------                     --------                     --------
Other assets...................       1,785                        1,785           4,050(h)     5,835
                                   --------                     --------                     --------
                                   $282,547                     $667,547                     $671,597
                                   ========                     ========                     ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities
  Accounts payable.............    $ 14,433     $               $ 14,433       $             $ 14,433
  Accrued liabilities..........       4,603                        4,603                        4,603
  Accrual payroll and benefit
    costs......................       3,245                        3,245                        3,245
  Current portion of debt......          26                           26                           26
                                   --------                     --------                     --------
    Total current
       liabilities.............      22,307                       22,307                       22,307
                                   --------                     --------                     --------
                                                                                (120,950)(h)
Revolving credit facility......      61,355      355,000(g)      416,355         (64,100)(i)  231,305
8.75% Senior subordinated
  notes........................          --                           --         125,000(h)   125,000
6% Convertible subordinated
  debentures...................      55,000                       55,000                       55,000
Other long-term debt...........         425                          425                          425
                                   --------                     --------                     --------
                                    116,780                      471,780                      411,730
                                   --------                     --------                     --------
Deferred income taxes..........      25,931                       25,931                       25,931
Stockholders' equity
  $2.03 Preferred stock, $1 par
    value......................       1,150                        1,150                        1,150
  Common Stock, $.01 par
    value......................         148           14(g)          162              40(i)       202
  Capital in excess of par
    value......................     110,248       29,986(g)      140,234          64,060(i)   204,294
  Retained earnings
    (deficit)..................       5,291                        5,291                        5,291
  Unrealized gain on marketable
    securities.................         692                          692                          692
                                   --------                     --------                     --------
    Total stockholders'
       equity..................     117,529                      147,529                      211,629
                                   --------                     --------                     --------
                                   $282,547                     $667,547                     $671,597
                                   ========                     ========                     ========

              See notes to pro forma combined financial statements

                             LOMAK PETROLEUM, INC.
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE (1) PRO FORMA ADJUSTMENTS FOR THE TRANSACTIONS -- FOR THE YEAR ENDED
         DECEMBER 31, 1996

     The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 1996 has been prepared as if the Transactions had occurred on January 1, 1996 and reflects the following adjustments:

     (a) To reclassify gas transportation and marketing revenue and expenses to conform with the accounting presentation followed by the Company.

     (b) To adjust interest expense for the estimated amount that would have been incurred on the incremental borrowings for the Bannon Acquisition and the Cometra Acquisition, net of proceeds received from the Private Placements. A 1/8% per annum increase in interest rate would decrease the Company's income before taxes by $392,000.

     (c) To record depletion expense for the Bannon Acquisition and the Cometra Acquisition at a rate of $0.87 per Mcfe, which would have been the rate in effect for 1996 had such acquisitions taken place at January 1, 1996. Additionally, to record depreciation expense on the gas processing plant purchased in the Cometra Acquisition.

     (d) To adjust the provision for income taxes for the change in taxable income resulting from the Bannon Acquisition, the Cometra Acquisition and the Private Placements and the effect on deferred taxes recorded at January 1, 1996 as if such Transactions had taken place at that time.

     (e) To adjust interest expense for the estimated amounts that would have been repaid with the net proceeds from the Offerings. Because the net proceeds from the Offerings will be used to repay debt, a 1/8% per annum increase in interest rate would increase the Company's income before taxes by $76,000.

     (f) To adjust the provision for income taxes for the change in taxable income resulting from interest adjustments made to reflect the amounts of borrowings repaid with the net proceeds from the Offerings and the effect on deferred taxes recorded at January 1, 1996 as if the Offerings had taken place at that time.

NOTE (2) PRO FORMA ADJUSTMENTS FOR THE COMETRA ACQUISITION AND THE
         OFFERINGS -- AS OF DECEMBER 31, 1996

     (g) To record the Cometra Acquisition.

     (h) To record the Notes Offering, net of offering costs and the application of proceeds therefrom.

     (i) To record the Common Stock Offering, net of offering costs and the application of proceeds therefrom.

NOTE (3) EXPECTED GENERAL AND ADMINISTRATIVE EXPENSES

     In connection with the Cometra Acquisition the Company expects that general and administrative expenses will increase approximately $1.7 million as a result of offers made to Cometra personnel and that field service revenues will increase approximately $240,000 for operating agreements acquired in the Cometra Acquisition. The impact of these increases would be to reduce pro forma earnings per share to $0.75.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial data covering the five years ended December 31, 1996. Such data has been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto for each of the five years ended December 31, 1996, the Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

                                                                   YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                1992       1993       1994       1995       1996        1996
                                              --------   --------   --------   --------   --------    ---------
                                                                                                     (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and gas sales..........................  $  7,703   $ 11,132   $ 24,461   $ 37,417   $ 68,054    $130,508
 Field services.............................     5,283      6,966      7,667     10,097     14,223      14,223
 Gas transportation and marketing...........       332        559      2,195      3,284      5,575      24,326
 Interest and other.........................       577        418        471      1,317      3,386       3,386
                                              --------   --------   --------   --------   --------    --------
                                                13,895     19,075     34,794     52,115     91,238     172,443
Expenses:
 Direct operating...........................     3,039      4,438     10,019     14,930     24,456      39,394
 Field services.............................     3,951      5,712      5,778      6,469     10,443      10,443
 Gas transportation and marketing...........        --         13        490        849      1,674      13,152
 Exploration................................        36         86        359        512      1,460       1,460
 General and administrative.................     1,915      2,049      2,478      2,736      3,966       3,966
 Interest...................................       952      1,120      2,807      5,584      7,487      30,957
 Depletion, depreciation and amortization...     3,124      4,347     10,105     14,863     22,303      44,389
                                              --------   --------   --------   --------   --------    --------
                                                13,017     17,765     32,036     45,943     71,789     143,761
                                              --------   --------   --------   --------   --------    --------
Income before taxes.........................       878      1,310      2,758      6,172     19,449      28,682
Income taxes................................       192        (81)       139      1,782      6,834      10,038
                                              --------   --------   --------   --------   --------    --------
Net income..................................  $    686   $  1,391   $  2,619   $  4,390   $ 12,615    $ 18,644
                                              ========   ========   ========   ========   ========    ========
Earnings per common share...................  $   0.08   $   0.18   $   0.25   $   0.31   $   0.69    $   0.80
                                              ========   ========   ========   ========   ========    ========
Cash dividends per common share.............  $   0.00   $   0.00   $   0.00   $   0.01   $   0.06         N/A
                                              ========   ========   ========   ========   ========    ========
OTHER FINANCIAL DATA:
EBITDA (a)..................................  $  4,990   $  6,863   $ 16,029   $ 27,131   $ 50,699    $105,488
Net cash provided by operations.............     5,168      4,305     11,241     16,561     38,445         N/A
Net cash used in investing..................    (4,210)   (43,459)   (29,536)   (76,113)   (69,666)        N/A
Net cash provided by financing..............       126     38,912     21,173     57,702     36,799         N/A
Capital expenditures........................     5,920     48,240     70,024     88,530     79,390         N/A
Ratios:
 EBITDA to interest expense.................      5.2x       6.1x       5.7x       4.9x       6.8x        3.4x
 Earnings to fixed charges (b)..............      1.9x       2.2x       2.0x       2.1x       3.6x        1.9x
 Total debt to EBITDA.......................      2.6x       4.5x       3.9x       3.1x       2.3x        3.9x
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents........................  $  2,261   $  2,019   $  4,897   $  3,047   $  8,625    $  8,625
Total assets................................    28,328     76,333    141,768    214,788    282,547     671,597
Long-term debt (c)..........................    13,127     31,108     62,592     83,088    116,806     411,756
Stockholders' equity........................     9,504     32,263     43,248     99,367    117,529     211,629

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense.

(c) Long-term debt includes current portion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data included elsewhere herein.

RESULTS OF OPERATIONS

     The Company has experienced significant growth in reserves, production, cash flow and earnings over the past three years. The following tables set forth selected financial and operating information as well as the annual percentage change for each of the past three years:

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           1994         1995         1996
                                                          -------      -------      -------
                                                            (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PRICE DATA)
    Revenues............................................  $34,794      $52,115      $91,238
    Expenses............................................   32,036       45,943       71,789
    Net Income..........................................    2,619        4,390       12,615
    EBITDA(1)...........................................   16,029       27,131       50,699
    Production Volumes:
      Natural Gas (Mmcf)................................    6,996       12,471       21,231
      Oil and NGLs (Mbbls)..............................      640          913        1,068
      Natural Gas Equivalents (Mmcfe)...................   10,836       17,949       27,641
    Average Prices:
      Natural Gas (per Mcf).............................  $  2.10      $  1.79      $  2.24
      Oil and NGLs (per Bbl)............................    15.23        16.57        19.12
      Natural Gas Equivalents (per Mcfe)................     2.26         2.08         2.46

                                                                           PERCENTAGE CHANGE
                                                                           FROM PRIOR PERIOD
                                                                           ------------------
                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                           ------------------
                                                                           1995         1996
                                                                           -----        -----
    Revenues.......................................................          50%          75%
    Expenses.......................................................          43           56
    Net Income.....................................................          68          187
    EBITDA (1).....................................................          69           87
    Production Volumes:
      Natural Gas..................................................          78           70
      Oil and NGLs.................................................          43           17
      Natural Gas Equivalents......................................          66           54
    Average Prices:
      Natural Gas (per Mcf)........................................         (15)          25
      Oil and NGLs (per Bbl).......................................           9           15
      Natural Gas Equivalents (per Mcfe)...........................          (8)          18

---------------

(1) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation, and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

Comparison of 1996 to 1995

     The Company reported net income for the year ended December 31, 1996 of $12.6 million, a 187% increase over 1995. The increase is the result of (i) higher production volumes, over 60% of which is attributable to acquisitions and the remainder is attributable to development activities, (ii) increased prices received from the sale of oil and gas products and (iii) gains from asset sales. During the year, oil and gas production volumes increased 54% to 27.6 Bcfe, an average of 75,522 Mcfe/d. The increased revenues recognized from production volumes were aided by an 18% increase in the average price received per Mcfe of production to $2.46. The average oil price increased 15% to $19.12 per barrel while average gas prices increased 25% to $2.24 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 64% to $24.5 million in 1996 versus $14.9 million in 1995. The average operating cost per Mcfe produced increased 6% from $0.83 in 1995 to $0.88 in 1996 due to unsuccessful recompletion costs and increases in personnel costs.

     Gas transportation and marketing revenues increased 70% to $5.6 million versus $3.3 million in 1995 principally due to production growth. Gas transportation and marketing expenses increased 97% to $1.7 million versus $0.8 million in 1995. The increase in expenses was due to production growth, as well as the increase in gas transportation and marketing expense and higher administrative costs associated with the growth in gas marketing.

     Field services revenues increased 41% in 1996 to $14.2 million. The higher revenues were due primarily to a larger base of operated properties. Field services expenses increased 61% in 1996 to $10.4 million versus $6.5 million. The increase is attributed to the cost of operating a larger base of properties and lower overall margins on Oklahoma well servicing. In December 1996, the Company sold its brine disposal and well servicing activities in Oklahoma for $2.7 million and recorded a gain of approximately $1.2 million, which is included in interest and other income.

     Exploration expense increased 185% to $1.5 million due to the Company's increased involvement in seismic and exploratory drilling. The Company participated in 11 exploratory wells in 1996 versus 7 exploratory wells in 1995.

     General and administrative expenses increased 45% from $2.7 million in 1995 to $3.9 million in 1996. As a percentage of revenues, general and administrative expenses were 4% in 1996 as compared to 5% in 1995. This decreasing trend reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 157% to $3.4 million primarily due to $1.4 million on gains from sale of marketable securities (which were not related to hedging activities), and $1.2 million from the gain on the sale of the Oklahoma well servicing assets. Interest expense increased 34% to $7.5 million as compared to $5.6 million in 1995. This was primarily as a result of the higher average outstanding debt balance during the year due to the financing of capital expenditures. The average outstanding balances on the Credit Agreement were $73.3 million and $107.2 million for 1995 and 1996, respectively. The weighted average interest rate on these borrowings were 7.3% and 6.7% for the years ended December 31, 1995 and 1996, respectively.

     Depletion, depreciation and amortization increased 50% compared to 1995 as a result of increased production volumes during the year. The Company-wide depletion rate was $0.73 per Mcfe in 1995 and 1996.

Comparison of 1995 to 1994

     The Company reported net income for the year ended December 31, 1995 of $4.4 million, a 68% increase over 1994. This increase is the result of higher production volumes attributable to acquisition and development activities.

     During the year, oil and gas production volumes increased 66% to 17.9 Bcfe, an average of 49.2 Mmcfe/d. The increased revenues recognized from production volumes were partially offset by an 8% decrease in the average price received per Mcfe of production to $2.08. The average oil price increased 9% to $16.57 per barrel while average gas prices dropped 15% to $1.79 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 49% to $14.9 million in 1995 versus $10.0 million in 1994. However, the average operating cost per Mcfe produced decreased 11% from $0.93 in 1994 to $0.83 in 1995.

     Gas transportation and marketing revenues increased 50% to $3.3 million versus $2.2 million in 1994. Coupled with this increase in gas transportation and marketing revenues was a 73% increase in associated expenses for the year. These increases were due primarily to the acquisition of several pipeline systems, as well as the expansion of the gas marketing efforts.

     Field services revenues increased 32% in 1995 to $10.1 million, despite the September 1994 sale of virtually all well servicing and brine disposal assets in Ohio. The decrease in activities due to this sale was more than offset by an increase in well servicing and brine disposal activities in Oklahoma and well operations on acquired properties. Field services expenses increased 12% in 1995 to $6.5 million versus $5.8 million. The increase is attributed to the Oklahoma well servicing and the cost of operating a larger base of properties. The increase in well operating costs was offset to a great extent by the disposal in September 1994 of the Company's lower margin well servicing and brine hauling and disposal businesses.

     Exploration expense increased 43% to $0.5 million due to the Company's increased involvement in exploration projects. These costs include delay rentals, seismic and exploratory drilling activities.

     General and administrative expenses increased 10% from $2.5 million in 1994 to $2.7 million in 1995. As a percentage of revenues, general and administrative expenses were 5% in 1995 as compared to 7% in 1994. This improvement reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 180% primarily due to higher sales of non-strategic properties. Interest expense increased 99% to $5.6 million as compared to $2.8 million in 1994. This was primarily as a result of the higher average outstanding debt balance during the year due to the financing of capital expenditures. The average outstanding balances on the Credit Agreement were $42.0 million and $73.3 million for 1994 and 1995, respectively. The weighted average interest rate on these borrowings was 6.3% and 7.3% for the years ended December 31, 1994 and 1995, respectively.

     Depletion, depreciation and amortization increased 47% compared to 1994 as a result of increased production volumes during the year. The increased depletion of oil and gas properties was partially offset by the reduction of depreciation of field services assets due to the 1994 sale of field service assets. The Company-wide depletion rate for 1995 was $0.73 per Mcfe versus $0.74 per Mcfe in 1994 due to the addition of properties at lower than historical Mcfe costs.

  Discussion of Pro Forma 1996

     The Company had pro forma net income for the year ended December 31, 1996 of $18.6 million. During the year, pro forma oil and gas production volumes averaged 135.6 Mmcfe/d, while average prices were $18.79 per barrel and $2.49 per Mcf. On a pro forma basis, the average price was $2.64 per Mcfe. The average pro forma operating cost incurred in 1996 per Mcfe produced was $0.80.

     Gas transportation and marketing revenues realized in 1996 on a pro forma basis were $24.3 million, of which $18.7 million can be attributed to activities related to the Cometra Properties. Pro forma gas transportation and marketing expenses were $13.2 million for the year, of which $11.5 million can be attributed to the Cometra Properties.

     Interest expense totaled $31.0 million in 1996 on a pro forma basis. The average outstanding balance under the Credit Agreement in 1996 on a pro forma basis was $277.2 million. The weighted average interest rate on these borrowings was 6.7% for the year ended December 31, 1996.

     Depletion, depreciation and amortization totaled $44.4 million in 1996 on a pro forma basis. The Company-wide depletion rate was $0.87 per Mcfe in 1996.

LIQUIDITY AND CAPITAL RESOURCES

General

     Working capital at December 31, 1996 was $12.9 million, representing an $8.3 million increase over the corresponding amount at December 31, 1995. At December 31, 1996, the Company had $8.6 million in cash and total assets of $282.5 million. During 1996, long-term debt rose from $83.0 million to $116.8 million.

     At December 31, 1996, capitalization totaled approximately $234 million, of which approximately 50% was represented by stockholders' equity and 50% by long-term debt. Approximately $61.4 million of the long-term debt at that date was comprised of borrowings under the Credit Agreement, $55 million being comprised of 6% Convertible Subordinated Debentures and the remaining $500,000 comprised of other indebtedness. The Credit Agreement currently provides for quarterly payments of interest with principal due in February 2002.

     In December 1996, the Company sold $55 million of 6% Convertible Subordinated Debentures in a private placement. Net proceeds to the Company of approximately $53 million were used, together with internally generated funds, to reduce the amount outstanding under the Credit Agreement to $61.4 million at December 31, 1996. The 6% Convertible Subordinated Debentures are redeemable by the Company after February 1, 2000 and are convertible at the option of the holder into Common Stock at any time prior to maturity or redemption at a conversion price of $19.25 per share, subject to adjustment in certain circumstances.

Cash Flow

     The Company has three principal operating sources of cash: (i) sales of oil and gas; (ii) revenues from field services and (iii) revenues from gas transportation and marketing. The Company's cash flow is highly dependent upon oil and gas prices. Decreases in the market price of oil or gas could result in reductions of both cash flow and the borrowing base under the Credit Agreement which would result in decreased funds available, including funds intended for planned capital expenditures.

     The Company's net cash provided by operations for the years ended December 31, 1994, 1995 and 1996 was $11.2 million, $16.6 million and $38.4 million, respectively. The consistent increases in the Company's cash flow from operations can be attributed to its growth primarily through acquisitions and development.

     The Company's net cash used in investing for the years ended December 31, 1994, 1995 and 1996 was $29.5 million, $76.1 million and $69.7 million, respectively. Investing activities for these periods are comprised primarily of additions to oil and gas properties through acquisitions and development and, to a lesser extent, exploitation and additions of field service assets. These uses of cash have historically been partially offset through the Company's policy of divesting those properties that it deems to be marginal or outside the Company's core areas of operations. The Company's acquisition and development activities have been financed through a combination of operating cash flow, bank borrowings and capital raised through equity and debt offerings.

     The Company's net cash provided by financing for the years ended December 31, 1994, 1995 and 1996 was $21.2 million, $57.7 million and $36.8 million, respectively. Sources of financing used by the Company have been primarily borrowings under its Credit Agreement and capital raised through equity and debt offerings.

Capital Requirements

     In 1996, $12.5 million and $2.0 million of expenses were incurred for development activities and exploration activities, respectively. Although these expenditures are principally discretionary, the Company is currently projecting that it will spend approximately $160 million on development, exploitation and exploration activities, which includes approximately $45 million on exploitation and exploration expenditures, through 1999. Internally generated funds are expected to be sufficient to fund development and exploration expenditures. See "Business -- Development Activities" and "-- Exploration Activities."

Credit Agreement

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries expanded the existing credit facility with the bank lenders. The Credit Agreement permits the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $150 million may be represented by letters of credit). The Borrowing Base, which is initially $400 million, will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed by the lenders. The Borrowing Base is subject to semi-annual determination and certain other redeterminations based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company is required to make a mandatory prepayment of all amounts outstanding under the Credit Agreement in excess of $300 million on the earlier of August 13, 1997 or the consummation of the Offerings. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts.

     The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the "Bank Guarantors"). In addition, the Credit Agreement is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company, including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Agreement to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event").

     At the Company's option, the applicable interest rate per annum is either the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the higher of (a) the administrative agent bank's prime rate and (b) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     On March 5, 1997, approximately $389.5 million was outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Agreement. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. Furthermore, if the over-allotment option applicable to the Common Stock Offering is exercised for at least 56,000 shares of Common Stock, then the Trigger Event will occur upon exercise of the over-allotment option. If the over-allotment option is not exercised, then the Company will need to sell an additional $900,000 of Company assets in excess of the applicable Borrowing Base value in order for the Trigger Event to occur.

Hedging Activities

     Periodically, the Company enters into futures, option and swap contracts to reduce the effects of fluctuations in crude oil and natural gas prices. At December 31, 1996, the Company had open contracts for oil and gas price swaps of 300,000 barrels of oil at average prices ranging from $22.10 to $22.76 per barrel of oil and 155,000 MmBtu of gas at $2.04 per MmBtu. While these transactions have no carrying value, the Company's mark-to-market exposure under these contracts at December 31, 1996 was a net loss of $1.1 million. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the NYMEX. The resulting transaction gains and losses are determined monthly and are included in the period the hedged production or inventory is sold. Net gains or losses relating to these derivatives for the years ended December 31, 1994, 1995 and 1996 approximated $0, $217,000 and $(724,000), respectively.

                                    BUSINESS

GENERAL

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. The Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis in 1996, the Company had revenues of $172 million and EBITDA of $105 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $635 million and has spent $39 million on development and exploration activities. The Company's acquisition activities were financed with $335 million of debt, $216 million of equity and $84 million of operating cash flow. These activities have added approximately 719 Bcfe at an average cost of $0.76 per Mcfe. As a result, the Company has achieved the following since 1991, on a pro forma basis:

     - Reserves increased from 20 Bcfe in 1991 to 644 Bcfe in 1996;

     - Production increased from 2 Bcfe in 1991 to 49 Bcfe in 1996;

     - EBITDA increased from $4 million in 1991 to $105 million in 1996;

     - Net income increased from $427,000 in 1991 to $19 million in 1996; and

     - Earnings per share increased from $0.01 in 1991 to $0.80 in 1996.

     The Company emphasizes strict cost controls in all aspects of its business. As a result, combined direct operating and administrative costs have been reduced from $1.42 per Mcfe in 1991 to $0.79 per Mcfe in 1996 on a pro forma basis. Consequently, while the average price realized by the Company has not increased significantly over the last five years, operating margins have increased from $1.17 per Mcfe in 1991 to $1.85 per Mcfe in 1996 on a pro forma basis.

BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. Including the Cometra Properties, the Company has over 1,100 proven recompletion and development drilling locations. As a result of the Cometra Acquisition, the Company believes that it can achieve significant growth in reserves, production, cash flow and earnings over the next several years, even if no future acquisitions are consummated. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

     Lomak believes the competitive strengths described below will greatly enhance its ability to achieve its long-term goals and objectives.

     - Diversified, Long Lived Reserve Base. Lomak has compiled a diversified group of predictable, long lived properties. The Company's oil and gas reserves are attributable to 7,280 producing wells that have a reserve life index in excess of 13 years. The reserves are concentrated in seven basins and are geographically and geologically diversified.

     - Substantial Inventory of Development and Exploration Projects. Lomak has over 1,100 proven development projects and a substantial number of exploration and exploitation drilling projects located within core operating areas in which the Company has significant operating and technical expertise.

     - Successful Acquisition Record. The Company's primary strength has historically been to identify and acquire properties that have increased reserves, production, cash flow and earnings. Excluding the Cometra Acquisition, since 1991 the Company has completed 62 acquisitions for an aggregate purchase price of $249 million, of which $237 million was attributable to proved oil and gas properties. These acquisitions have added proved reserves of approximately 396 Bcfe at an average acquisition cost of $0.60 per Mcfe.

     - Significant Operational Control. Lomak operates properties representing nearly 94% of its Present Value. This allows the Company to directly control operating and drilling costs and also allows it to dictate the timing of development and exploration activities.

     - High Operating Margins. The Company's low cost structure, coupled with the premium gas price it receives for a significant portion of its production, creates high operating margins. In 1996 on a pro forma basis, Lomak generated operating margins, after deducting direct operating and administrative costs, of $1.85 per Mcfe.

     - Experienced, Incentivized Management Team. The Company's board of directors, executive officers, technical staff and administrative personnel have considerable industry experience and will own, collectively, shares representing approximately 11% of the outstanding shares of Common Stock, after giving effect to the Cometra Acquisition and the Common Stock Offering. Over 75% of Lomak's employees either own, or hold options to acquire, shares of Common Stock.

DEVELOPMENT ACTIVITIES

     The Company's development activities include recompletions of existing wells, infill drilling and installation of secondary recovery projects. Development projects are generated within core operating areas where the Company has significant operational and technical expertise. Currently, as described below, the Company has 1,163 proven development projects in inventory. These projects are geographically diverse, vary between oil and gas and are balanced with regard to risk.

The following table sets forth information pertaining to the Company's proven development inventory at December 31, 1996.

                          PROVEN DEVELOPMENT INVENTORY

                                                         NUMBER OF PROJECTS
                                                 -----------------------------------
                                                                  DRILLING
                                                 RECOMPLETIONS    LOCATIONS    TOTAL
                                                 -------------    ---------    -----
Midcontinent Region
  Permian Basin................................        85            129         214
  Val Verde Basin..............................        76            134         210
  Anadarko Basin...............................       117             86         203
  San Juan Basin...............................        18             29          47
                                                      ---            ---       -----
          Subtotal.............................       296            378         674
Appalachian Region.............................        43            320         363
Gulf Coast Region..............................        79             47         126
                                                      ---            ---       -----
          Total................................       418            745       1,163
                                                      ===            ===       =====

     The Company currently anticipates that it will initiate 175 to 200 development projects in 1997. Assuming that 200 projects are initiated per year, the Company currently has more than a five year inventory of proven development projects. Lomak expects to spend approximately $115 million over the next three years for development.

EXPLORATION ACTIVITIES

     The Company has a large inventory of moderate risk/moderate reward exploitation drilling opportunities, as well as higher risk/higher reward exploration projects. Lomak has identified 267 exploitation drilling projects on the Cometra Properties, principally consisting of step-out drilling from existing proved or proved undeveloped locations. In addition, the Company has identified numerous other exploitation drilling opportunities within its existing properties. Current exploration projects target deeper horizons within existing Company-operated fields, as well as establishing new fields in exploration trend areas in which Lomak's technical staff has experience. The Company has not previously, and does not currently, plan to participate in wildcat exploratory drilling outside its core operating areas.

     Lomak's strategy is based on limiting its risk by allocating no more than 10% of its cash flow to higher risk exploration activities and by participating in a variety of projects with differing characteristics. The Company's existing inventory of exploration projects and leads varies in risk and reward based on their depth, location and geology. A significant portion of the existing, as well as future, exploration projects will be enhanced by use of advanced technology including 3-D seismic and improved completion techniques.

     In each of its core operating areas, the Company's geological and geophysical staff generate both exploitation and exploration projects with the assistance of the Company's reservoir engineers, landmen and production engineers. The Company currently estimates that it will spend $25 million on exploitation activities and $20 million on exploration activities over the next three years. Existing exploitation and exploration project inventory is described below.

     Midcontinent. Exploitation projects in the Midcontinent region include 116 infill or step-out drilling locations on leasehold acreage held by currently producing wells adjacent to the Company's production in the Sterling area of the Permian Basin, as well as 134 infill or step-out locations on leasehold acreage held by currently producing wells primarily in the Oakridge and Francis Hill Fields in the Val Verde Basin. In the Big Lake area of the Permian Basin, the Company is conducting an analysis to determine the potential for recovery of additional reserves through increased density drilling. Based on the initial results of the study, the Company believes there is potential for 200 economic drill sites on its Big Lake area acreage.

     Current exploration projects include deeper drilling to the Ellenburger and Fussleman formations in the Permian and Val Verde Basins. Several projects targeting the Red Fork, Morrow and Hunton formations are in various stages of development in the Anadarko Basin. In the San Juan Basin, the Company's acreage holds exploration potential for production from the Pictured Cliffs, Gallup and Dakota formations.

     Appalachia. In the Appalachian region, the Company has identified approximately 100 infill or step-out drilling projects on existing leasehold acreage. In addition, the Company has identified several hundred additional potential locations near Company-owned gathering systems on acreage the Company believes will be available for leasing in the future. The Company believes that the location of its pipelines will provide it with a competitive advantage in leasing this acreage, which is currently unleased. These locations target the blanket Clinton and Medina sandstones. Exploration activity in Appalachia centers around the drilling of deeper formations from leasehold acreage generally being held by existing production from shallower production. The targeted formations are in the Knox Sequence trend, which includes the Rose Run, Beekmantown and Trempealeau formations. Lomak currently owns leasehold acreage aggregating over 250,000 net acres in the Knox Sequence trend area. With the assistance of higher quality 2-D seismic as well as 3-D seismic, Lomak believes the Knox Sequence trend area could generate substantial reserves over the next five years.

     Gulf Coast. Exploitation projects in the Gulf Coast region include 34 infill or step-out drilling locations for the Yegua and Frio formations in South Texas and the Wilcox and Carrizo formations in East Texas. Deeper, higher risk exploratory projects have been generated in South Texas targeting the Wilcox and Vicksburg formations. On the offshore properties, 11 exploitation and exploration projects have been identified to the Lenticulina and Marginulina sands. There are four exploration projects targeting the Taylor sand of the Cotton Valley formation in East Texas.

ACQUISITION ACTIVITIES

     The Company seeks to acquire properties that are expected to be immediately accretive to cash flow and earnings and provide long-term growth in reserves and production. The Company focuses on acquisitions that generally meet the following criteria.

     - Location. The Company targets potential acquisitions located in its core operating areas which typically contain many small operators and where the major oil companies are less active.

     - Operating Efficiency. The Company targets potential acquisitions in which it believes direct operating cost reductions and administrative cost efficiencies can be achieved.

     - Potential for Increasing Reserves. The Company pursues properties that it believes have the potential for increased reserves and production through development and exploration activities.

     - Potential for Incremental Purchases. The Company seeks acquisitions where opportunities to purchase additional interests in the same or adjoining properties exist.

     - Complex Transactions. The Company often pursues transactions which are more complex as a result of ownership issues or financial structure as it believes such transactions will attract fewer potential buyers.

     The following table sets forth information pertaining to acquisitions completed during the period January 1, 1991 through December 31, 1996 (including the Cometra Acquisition):

                            PURCHASE
           NUMBER OF        PRICE(1)        MMCFE        COST
 PERIOD   TRANSACTIONS   (IN THOUSANDS)    ACQUIRED   PER MCFE(2)
 ------   ------------   --------------    --------   -----------
  1991          9           $ 11,189        14,602       $0.75
  1992          7              6,884        12,513        0.41
  1993         12             40,527        64,552        0.59
  1994         17             63,354        92,851        0.67
  1995          9             71,074       103,849        0.61
  1996          9            441,812       369,986        0.84
               --           --------       -------       -----
 Total         63           $634,840       658,353       $0.74
               ==           ========       =======       =====

---------------
(1) Includes purchase price for proved reserves as well as other acquired assets, including gas gathering systems and a processing plant, undeveloped leasehold acreage and field service assets.

(2) Includes purchase price for proved reserves only. For the Cometra Acquisition, the purchase price for proved reserves includes the amount attributable to the above-market gas contract. If the cost per Mcfe was adjusted for the above-market gas contract, the 1996 cost per Mcfe would be reduced from $0.84 to $0.74 and the total cost per Mcfe would be reduced from $0.74 to $0.69.

RECENT SIGNIFICANT ACQUISITIONS

     In addition to the Cometra Acquisition, the Company completed a number of significant acquisitions in 1995 and 1996 as described below. See "Cometra Acquisition" for a description of the Cometra Acquisition.

     Bannon Interests. In April 1996, the Company acquired interests in approximately 270 producing wells and 108 proven recompletion and development drilling opportunities for $37.0 million. After giving effect to a subsequent sale of certain Rocky Mountain region interests for $6.5 million, the acquired properties were estimated to contain approximately 71 Bcfe of proved reserves. Also included were 17,300 net undeveloped acres located in east and south Texas.

     Red Eagle Resources Corporation. Through a series of transactions effected in late 1994 and early 1995, the Company acquired Red Eagle Resources Corporation for $29.6 million in cash and $16.9 million of Common Stock. Red Eagle's assets included interests in approximately 370 producing wells located primarily in the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in over 100 Red Eagle wells for $3.9 million.

     Eastern Petroleum Company. In January 1996, the Company acquired proved oil and gas reserves and 40 miles of gas gathering lines in Ohio for $13.7 million. In the second quarter of 1996, the Company initiated a program extending purchase offers to other interest owners in these properties. Through September 30, 1996, interests in 61 wells had been purchased for approximately $100,000.

     Transfuel Interests. In September 1995, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres in Ohio, Pennsylvania and New York from Transfuel, Inc. for $21.0 million.

     Parker & Parsley Interests. In August 1995, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

SIGNIFICANT PROPERTIES

     At December 31, 1996, on a pro forma basis, 98% of the Company's reserves were located in the Midcontinent, Appalachian and Gulf Coast regions. At December 31, 1996, the Company's properties included, on a pro forma basis, working interests in 7,280 gross (5,586 net) productive oil and gas wells and royalty interests in 310 additional wells. The Company also held interests in 243,100 gross (166,700 net) undeveloped acres on a pro forma basis at December 31, 1996. The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves on a pro forma basis at December 31, 1996.

                               PRESENT VALUE
                         --------------------------     OIL &     NATURAL      NATURAL
                             AMOUNT                     NGLS        GAS       GAS EQUIV.
                         (IN THOUSANDS)       %        (MBBLS)     (MMCF)      (MMCFE)
                         --------------    --------    -------    --------    ----------
Midcontinent Region
  Permian Basin........     $218,201          22%       12,468      54,833      129,642
  Val Verde Basin......      208,613          21            34     126,579      126,783
  Anadarko Basin.......      125,143          13         1,964      71,065       82,851
  San Juan Basin.......       43,845           5         3,082      16,836       35,326
                            --------         ---       -------    --------     --------
          Subtotal.....      595,802          61        17,548     269,313      374,602
Appalachian Region.....      201,215          21         1,189     181,325      188,456
Gulf Coast Region......      160,353          16         4,179      46,403       71,477
Other..................       16,293           2         1,489         559        9,495
                            --------         ---       -------    --------     --------
          Total........     $973,663         100%       24,405     497,600      644,030
                            ========         ===       =======    ========     ========

MIDCONTINENT REGION

     The Company's Midcontinent properties are situated in the Permian Basin of west Texas, the Val Verde Basin of west Texas, the Anadarko Basin of western Oklahoma and the Texas panhandle and the San Juan Basin of New Mexico. Reserves in these basins represent 61% of total Present Value. Midcontinent proved reserves total 375 Bcfe, of which approximately 57% are developed. On an Mcfe basis, 72% of the reserves are natural gas. Combined net daily production from these properties currently averages 3,300 barrels of oil and 52 Mmcf of natural gas. At December 31, 1996, the Midcontinent properties had an inventory of 674 proven development projects.

     Permian Basin. The Permian Basin properties contain 130 Bcfe of proved reserves, or 22% of total Present Value. Net daily production currently averages 2,500 barrels of oil and 9 Mmcf of gas. Producing wells total 842 (617 net), of which the Company operates 88% on a Present Value basis. Major producing properties include the Sterling area and the Big Lake area. The Sterling area properties produce gas from Canyon/Cisco sub-marine sand deposits at 4,000 to 8,000 feet and oil from Silurian Fussleman carbonates. The Sterling area properties are complemented by a 25,000 Mcf/d gas plant, which processes gas from the Company's operated properties, as well as gas produced by third parties. The Big Lake area properties produce primarily oil from approximately 2,500 feet in various sequences of the San Andres/Grayburg formations. At December 31, 1996, the Permian Basin properties contained 85 proven recompletions and 129 development drilling locations.

     Val Verde Basin. The Val Verde Basin properties contain 127 Bcfe of proved reserves, or 21% of total Present Value. From 205 gross wells (163 net), the Company currently produces 27 Mmcf/d of natural gas. The Company operates 89% of the wells on a Present Value basis. Production is from 15 different deltaic Canyon/Cisco sandstones with complex stratigraphic traps at depths ranging from 2,600 to 6,000 feet. On a Present Value basis, the Oakridge and Francis Hill Fields contribute 91% of the Val Verde Basin reserves. At December 31, 1996, the Company had an inventory of 76 proven recompletions and 134 development drilling locations.

     Anadarko Basin. The Anadarko Basin properties contain 83 Bcfe of proved reserves, or 13% of total Present Value. The 431 gross wells (345 net), of which 65% are operated by the Company on a Present Value basis. Net daily production averages 440 barrels of oil and 14 Mmcf of natural gas. Over 250 operated wells in the Okeene Field account for 55% of the reserves on a Present Value basis. The Anadarko Basin wells produce from a variety of sands and carbonates in both structural and stratigraphic traps in the Hunton, Red Fork and Morrow formations at depths ranging from

6,000 to 12,000 feet. At December 31, 1996, 117 proven recompletions and 86 development drilling locations had been identified with respect to the Anadarko Basin properties.

     San Juan Basin. The San Juan Basin properties contain 35 Bcfe of proved reserves, or 5% of total Present Value. The properties consist of 122 gross wells (116 net) located in the southeastern portion of the basin, all of which are Company operated. On an Mcfe basis, 52% of the reserves are oil and natural gas liquids. Current daily production averages 350 barrels of oil and natural gas liquids and 2 Mmcf of gas. Producing depths range from 2,000 to 8,000 feet in the tight blanket sands of the Gallup and Pictured Cliffs zones, as well as the Dakota formation. These properties have an inventory of 18 proven recompletions and 29 development drilling locations.

APPALACHIAN REGION

     The Appalachian properties contain 188 Bcfe of proved reserves, or 21% of total Present Value. The reserves are attributable to 5,326 gross wells (4,417 net wells) located in Pennsylvania, Ohio, West Virginia and New York. The Company operates 94% of these wells. The reserves, which on an Mcfe basis are 96% natural gas, produce principally from the Medina, Clinton and Rose Run formations at depths ranging from 2,500 to 7,000 feet. Net daily production currently totals 400 barrels of oil and 32 Mmcf of gas. After initial flush production, these properties are characterized by gradual decline rates. Gas production is transported through 1,900 miles of Company owned gas gathering systems and is sold primarily to utilities and industrial end-users.

GULF COAST REGION

     The Gulf Coast region consists of onshore properties located in the East Texas Basin and in South Texas, as well as offshore properties located in the Gulf of Mexico. Reserves in these areas represent 16% of the Company's total Present Value. Gulf Coast properties contain 71 Bcfe of proved reserves, of which approximately 63% are developed. On an Mcfe basis, 65% of the reserves are natural gas. Current net daily production from these properties averages 1,800 barrels of oil and 21 Mmcf of natural gas. At December 31, 1996, the Gulf Coast properties were estimated to contain 126 proven development projects.

     South Texas/Gulf of Mexico. The South Texas/Gulf of Mexico properties contain 54 Bcfe of proved reserves, or 13% of total Present Value. On an Mcfe basis, gas makes up 79% of the reserves. Current net daily production from the South Texas/Gulf of Mexico properties totals 1,200 barrels of oil and 21 Mmcf of gas. Onshore South Texas, these fields range in location from Brooks County in deep South Texas to Galveston County, near Houston. Significant fields include Hagist Ranch, Alta Mesa, Riverside, Keeran/Welder and Moses Bayou. These fields produce from the Wilcox, Frio, Yegua, Vicksburg and Miocene at depths ranging from 1,000 to 10,000 feet. In total, the onshore fields include 179 gross wells (153 net), of which 92% are Company operated. The offshore properties in the Gulf of Mexico include seven platforms offshore Texas and Louisiana in water depths ranging from 50 to 220 feet. All 15 gross wells (4 net) are operated by experienced third parties. The Company's working interest in these wells ranges from 11% to 33%. The offshore properties produce from the Miocene and Pleistocene age formations, at depths ranging from 8,000 to 14,000 feet. With multiple producing horizons, untested formations and complex faulting, the South Texas/Gulf of Mexico properties contain substantial development and exploration potential, including the continued use of 3-D seismic technology. At December 31, 1996, these properties are estimated to contain 15 proven recompletions and 24 development drilling locations.

     East Texas Basin. The East Texas properties contain 18 Bcfe of proved reserves accounting for 3% of total Present Value. On an Mcfe basis, 79% of the reserves are oil. Gross wells total 126 (110 net), of which 74% are Company operated. Current net daily production averages 620 barrels of oil and 150 Mcf of gas. Production ranges from the shallow Carrizo section of the Wilcox formation at a depth of approximately 1,600 feet to the tight Cotton Valley Taylor blanket sands at approximately 12,000 feet. Approximately 79% of the Present Value of the East Texas properties is ascribed to 64 operated wells in the Laura LaVelle Field. At December 31, 1996, 64 proven recompletions and 23 development drilling locations had been identified in the East Texas properties.

OIL AND GAS RESERVES

     The following table sets forth estimated proved reserves for each year in the five-year period ended December 31, 1996 and pro forma for the Cometra Acquisition.

                                                          DECEMBER 31,                         PRO
                                      ----------------------------------------------------    FORMA
                                        1992       1993       1994       1995       1996       1996
                                      --------   --------   --------   --------   --------   --------
Natural gas (Mmcf)
  Developed.........................   13,171     38,373     97,251    174,958    207,601    311,350
  Undeveloped.......................    4,444     36,190     52,119     57,929     87,993    186,250
                                       ------    -------    -------    -------    -------    -------
          Total.....................   17,615     74,563    149,370    232,887    295,594    497,600
                                       ------    -------    -------    -------    -------    -------
Oil and NGLs (Mbbls)
  Developed.........................    1,643      3,344      6,431      8,880     10,703     15,298
  Undeveloped.......................      337      1,195      2,018      1,983      3,972      9,107
                                       ------    -------    -------    -------    -------    -------
          Total.....................    1,980      4,539      8,449     10,863     14,675     24,405
                                       ------    -------    -------    -------    -------    -------
Total equivalents (Mmcfe)...........   29,495    101,797    200,064    298,065    383,644    644,030
                                       ======    =======    =======    =======    =======    =======

     In connection with the evaluation of its reserves, the Company has engaged the following independent petroleum consultants: Netherland, Sewell & Associates, Inc. (Cometra Properties), Wright & Company, Inc. (Appalachia), H.J. Gruy and Associates, Inc. (Midcontinent and Gulf Coast), Huddleston & Co., Inc. (Midcontinent) and Clay, Holt & Klammer (Appalachia). These engineers have been employed primarily based on geographic expertise as well as their history in engineering certain of the acquired properties. At December 31, 1996, approximately 95% of the proved reserves set forth above were evaluated by independent petroleum consultants, while the remainder were evaluated by the Company's engineering staff. All estimates of oil and gas reserves are subject to significant uncertainty. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     The following table sets forth on a pro forma basis at December 31, 1996 the estimated future net cash flow from and the present value of the proved reserves. Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs. Such calculations, which are prepared in accordance with the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" are based on constant cost and price factors. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas. These prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. A decline in prices relative to year end 1996 would cause a substantial decline in Present Value. For example, a $0.10 decline in gas prices, holding all other variables constant, would decrease Present Value by 1.9% or $18.7 million and a $1.00 decline in oil and NGL prices world decrease Present Value by 1.7% or $16.6 million. Furthermore, there can be no assurance that the proved reserves will be developed within the periods indicated and it is likely that actual prices received in the future will vary from those used in deriving this information. There are numerous uncertainties inherent in estimating reserves and related information and different reservoir engineers often arrive at different estimates for the same properties.

                                         DEVELOPED      UNDEVELOPED         TOTAL
                                         ----------    --------------    -----------
                                                       (IN THOUSANDS)
Estimated future net cash flow.........  $1,138,704       $652,064       $1,790,768
Present Value..........................     658,121        315,541          973,663
Standardized Measure...................         N/A            N/A          665,035

PRODUCING WELLS

     The following table sets forth certain information relating to productive wells at December 31, 1996 on a pro forma basis. The Company owns royalty interests in an additional 310 wells. Wells are classified as oil or gas according to their predominant production stream.

                                                                            AVERAGE
                                                          GROSS     NET     WORKING
                                                          WELLS    WELLS    INTEREST
                                                          -----    -----      ---
Oil.....................................................  1,510      816      54%
Natural gas.............................................  5,770    4,770      83%
                                                          -----    -----      ---
     Total..............................................  7,280    5,586      77%
                                                          =====    =====      ===

ACREAGE

     The following table sets forth the developed and undeveloped gross and net acreage held at December 31, 1996 on a pro forma basis.

                                                                           AVERAGE
                                                                           WORKING
                                                      GROSS       NET      INTEREST
                                                     -------    -------      ---
Developed..........................................  659,619    461,999      70%
Undeveloped........................................  243,088    166,725      69%
                                                     -------    -------      ---
     Total.........................................  902,707    628,724      70%
                                                     =======    =======      ===

DRILLING RESULTS

     The following table summarizes actual drilling activities for the three years ended December 31, 1996. The drilling results below do not reflect the Cometra Acquisition (or any other acquisitions).

                                                    YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------
                                            1994              1995              1996
                                       --------------    --------------    --------------
                                       GROSS     NET     GROSS     NET     GROSS     NET
                                       -----    -----    -----    -----    -----    -----
     Exploratory wells:
       Productive..................      3.0      0.1      5.0      0.4      7.0      3.4
       Dry.........................      6.0      1.5      2.0      0.2      4.0      1.1
     Development wells:
       Productive..................     61.0     56.3     53.0     38.8     49.0     45.2
       Dry.........................      1.0      0.3      2.0      0.2      3.0      2.2
                                       -----    -----    -----    -----    -----    -----
          Total....................     71.0     58.2     62.0     39.6     63.0     51.9
                                       =====    =====    =====    =====    =====    =====

POSSIBLE DISPOSITION OF NON-STRATEGIC ASSETS

     In the ordinary course of its business, the Company regularly considers transactions involving the disposition of non-strategic oil and gas assets. Negotiations are currently in progress with respect to the possible disposition of assets having a historical cost of approximately $5.0 million. Such assets would be exchanged for approximately 20% of the common stock of a small publicly traded company. The properties being considered for disposition are located primarily outside the

Company's core operating areas, with the largest portion located in the state of Utah. There can be no assurance that any transaction will be effected.

GAS GATHERING AND PROCESSING

     The Company's natural gas gathering and processing assets are primarily comprised of (i) its Sterling system, which consists of 265 miles of gas gathering pipelines and a gas processing plant in the Sterling area of the Permian Basin, and (ii) over 1,900 miles of gas gathering pipelines in Appalachia. The Sterling plant is a refrigerated turbo-expander cryogenic gas plant that was placed in service in early 1995. The plant, designed for approximately 25,000 Mcf/d, is currently operating at 87% of capacity. The Company estimates that the plant's capacity can be increased to 35,000 Mcf/d for approximately $4.0 million in additional capital expenditures.

     The Appalachian gas gathering systems serve to transport a majority of the Company's Appalachian gas production as well as third party gas to major trunklines and directly to industrial end-users. This affords the Company considerable control and flexibility in marketing its Appalachian production. Third parties who transport their gas through the systems are charged a gathering fee ranging from $0.20 to $0.32 per Mcf.

OIL AND GAS MARKETING

     In order to handle more efficiently the sale of its natural gas, the Company began to market its own gas production in 1993. On a pro forma basis, the Company is currently marketing 173 Mmcf/d for its own account as well as additional volumes for third party producers. The Company's gas production is sold primarily to utilities and directly to industrial users.

     The Company has managed the impact of potential price declines by developing a balanced portfolio of fixed price and market sensitive contracts and commodity hedging. On a pro forma basis, approximately 47% of average gas production at December 31, 1996 was sold subject to fixed price sales contracts. These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts.

     From time to time, the Company enters into oil and natural gas price hedges to reduce its exposure to commodity price fluctuations. At December 31, 1996, approximately 12% on an Mcfe basis of the Company's monthly production for the period January 1997 to April 1997 was hedged under such arrangements. No production after this period was hedged. In the future, the Company may hedge a larger percentage of its production.

     Approximately 30% of the Company's pro forma December 1996 gas production on an Mcfe basis was attributable to Appalachia. Gas production in Appalachia has historically received a higher price, due to its proximity to the northeastern gas markets.

     The Company's oil production is sold at the well site at posted field prices tied to the spot oil markets. Oil purchasers are selected on the basis of price and service.

     As part of the Cometra Acquisition, the Company acquired a gas contract, which expires June 30, 2000, with a major Texas gas utility company representing 17% of the Company's pro forma December 1996 production on an Mcfe basis. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (65% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. No other purchaser of the Company's oil or gas during 1996 exceeded 10% of the Company's total revenues.

FACILITIES

     The Company owns a 24,000 square foot facility located on approximately seven acres near Hartville, Ohio. The facility houses certain operating and administrative personnel. The Company leases approximately 33,000 square feet in Fort Worth and Oklahoma City under standard office lease arrangements that expire at various times through March 2004. All facilities are adequate to meet the Company's existing needs and can be expanded with minimal expense.

     The Company owns various rolling stock and other equipment which is used in its field operations. Such equipment is believed to be in good repair and, while such equipment is important to its operations, it can be readily replaced as necessary.

EMPLOYEES

     As of March 5, 1997, the Company had approximately 300 full-time employees, of whom approximately 190 were field personnel. None are covered by a collective bargaining agreement and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without a material adverse effect on the Company's financial position.

     The Company recently received notice from two parties, each of whom claims that it is entitled to fees from the Company based upon a Yemen oil concession that they claim Red Eagle Resources Corporation received in August 1992, which was prior to the acquisition of Red Eagle by the Company. Based upon the Company's examination of the available documentation relevant to such claims, the Company believes that the claims are without merit because the claimed oil concession was never obtained in Yemen. The Company has requested further documentation from the two parties with respect to their claims but no such documentation has yet been provided. The claims are for approximately $4.0 million in the aggregate (including the value of approximately 70,000 shares of Common Stock that would be required to be issued if the oil concession had been obtained). To date, no proceedings have been commenced with respect to either of these claims.

                                   MANAGEMENT

     The current executive officers and Directors of the Company are listed below, together with a description of their experience and certain other information. Each of the Directors was re-elected for a one-year term at the Company's 1996 annual meeting of stockholders. Executive officers are appointed by the Board of Directors.

                                           HELD
             NAME                AGE   OFFICE SINCE                POSITION WITH COMPANY
             ----                ---   ------------                ---------------------
Thomas J. Edelman                46        1988       Chairman and Chairman of the Board
John H. Pinkerton                42        1988       President, Chief Executive Officer and Director
Robert E. Aikman                 65        1990       Director
Anthony V. Dub                   47        1995       Director
Allen Finkelson                  50        1994       Director
Ben A. Guill                     46        1995       Director
C. Rand Michaels                 59        1976       Vice Chairman and Director
Jeffery A. Bynum                 42        1985       Vice President-Land
Steven L. Grose                  48        1980       Vice President-Appalachia Region
Chad L. Stephens                 41        1990       Vice President-Midcontinent Region
Thomas W. Stoelk                 41        1994       Vice President-Finance and
                                                      Chief Financial Officer
Danny W. Sowell                  46        1996       Vice President-Gas Management
John R. Frank                    41        1990       Controller
Geoffrey T. Doke                 30        1996       Treasurer

     Thomas J. Edelman holds the office of Chairman and is Chairman of the Board of Directors. Mr. Edelman joined the Company in 1988 and served as its Chief Executive Officer until 1992. From 1981 to February 1997, Mr. Edelman served as a director and President of Snyder Oil Corporation ("SOCO"), an independent, publicly traded oil and gas company. Mr. Edelman currently serves as an employee of SOCO. In 1996, Mr. Edelman was appointed Chairman, President and Chief Executive Officer of Patina Oil & Gas Corporation, a publicly traded affiliate of SOCO. Prior to 1981, Mr. Edelman was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman is also a director of Petroleum Heat & Power Co., Inc., a Connecticut-based fuel oil distributor, Star Gas Corporation, a private company, which is the general partner of Star Gas Partners, L.P., a publicly-traded master limited partnership, which distributes propane gas.

     John H. Pinkerton, President, Chief Executive Officer and a Director, joined the Company in 1988. He was appointed President in 1990 and Chief Executive Officer in 1992. Previously, Mr. Pinkerton was a Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts Degree in Business Administration from Texas Christian University and his Master of Arts Degree in Business Administration from the University of Texas. Mr. Pinkerton is also director of North Coast Energy, Inc. ("North Coast"), an exploration and production company in which Lomak acquired an approximately 50% interest in 1996.

     Robert E. Aikman, a Director, joined the Company in 1990. Mr. Aikman has more than 40 years experience in petroleum and natural gas exploration and production throughout the United States and Canada. From 1984 to 1994 he was Chairman of the Board of Energy Resources Corporation. From 1979 through 1984, he was the President and principal shareholder of Aikman Petroleum, Inc. From 1971 to 1977, he was President of Dorchester Exploration Inc. and from 1971 to 1980, he was a Director and a member of the Executive Committee of Dorchester Gas Corporation. Mr. Aikman is also Chairman of Provident Trade Company, President of EROG, Inc., and President of The Hawthorne Company, an entity which organizes joint ventures and provides advisory services for the acquisition of oil and gas properties, including the financial restructuring, reorganization and sale of companies. He was President of Enertec Corporation which was reorganized under Chapter 11 of the Bankruptcy Code in December 1994. In addition, Mr. Aikman is a director of the Panhandle Producers and Royalty Owners Association and a member of the Independent Petroleum Association of America, Texas Independent Producers and Royalty Owners Association and American Association of Petroleum Landmen. Mr. Aikman graduated from the University of Oklahoma in 1952.

     Anthony V. Dub was elected to serve as a Director of the Company in 1995. Mr. Dub is Managing Director-Senior Advisor of Credit Suisse First Boston, an international investment banking firm with headquarters in New York City. Mr. Dub joined Credit Suisse First Boston in 1971 and was named a Managing Director in 1981. Mr. Dub received his Bachelor of Arts Degree from Princeton University in 1971.

     Allen Finkelson was appointed a Director in 1994. Mr. Finkelson has been a partner at Cravath, Swaine & Moore since 1977, with the exception of the period from September 1983 through August 1985, when he was a managing director of Lehman Brothers Kuhn Loeb Incorporated. Mr. Finkelson was first employed by Cravath, Swaine & Moore as an associate in 1971. Mr. Finkelson received his Bachelor of Arts Degree from St. Lawrence University and his Doctor of Laws Degree from Columbia University School of Law.

     Ben A. Guill was elected to serve as a Director of the Company in 1995. Mr. Guill is a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas focused exclusively on the oil service and equipment industry. Mr. Guill has been with Simmons & Company since 1980. Prior to joining Simmons & Company, Mr. Guill was with Blyth Eastman Dillon & Company from 1978 to 1980. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton Graduate School of Business at the University of Pennsylvania.

     C. Rand Michaels, who holds the office of Vice Chairman and is a Director, served as President and Chief Executive Officer of the Company from 1976 through 1988 and Chairman of the Board from 1984 through 1988, when he became Vice Chairman. Mr. Michaels received his Bachelor of Science Degree from Auburn University and his Master of Business Administration Degree from the University of Denver. Mr. Michaels is also a director of American Business Computers Corporation of Akron, Ohio, a public company serving the beverage dispensing and fast food industries, and North Coast.

     Jeffery A. Bynum, Vice President-Land and Secretary, joined the Company in 1985. Previously, Mr. Bynum was employed by Crystal Oil Company and Kinnebrew Energy Group of Shreveport, Louisiana. Mr. Bynum holds a Professional Certification with American Association of Petroleum Landmen and attended Louisiana State University in Baton Rouge, Louisiana and Centenary College in Shreveport, Louisiana.

     Steven L. Grose, Vice President-Appalachia Region, joined the Company in 1980. Previously, Mr. Grose was employed by Halliburton Services, Inc. as a Field Engineer from 1971 until 1974. In 1974, he was promoted to District Engineer and in 1978, was named Assistant District Superintendent based in Pennsylvania. Mr. Grose is a member of the Society of Petroleum Engineers and a trustee of The Ohio Oil and Gas Association. Mr. Grose received his Bachelor of Science Degree in Petroleum Engineering from Marietta College. Mr. Grose is also a director of North Coast.

     Chad L. Stephens, Vice President-Midcontinent Region, joined the Company in 1990. Previously, Mr. Stephens was a landman with Duer Wagner & Co., an independent oil and gas producer, since 1988. Prior thereto, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was a landman for Cities Service Company and HNG Oil Company. Mr. Stephens received his Bachelor of Arts Degree in Finance and Land Management from the University of Texas.

     Thomas W. Stoelk, Vice President-Finance and Chief Financial Officer, joined the Company in 1994. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP. Prior to rejoining Ernst & Young LLP in 1986 he was with Partners Petroleum, Inc. Mr. Stoelk received his Bachelor of Science Degree in Industrial Administration from Iowa State University.

     Danny M. Sowell, Vice President-Gas Management, joined the Company in 1996. Previously, Mr. Sowell was Chief Executive Officer and President of Jay Gas Marketing, which Lomak acquired May 1, 1996. Prior to founding Jay Gas, Mr. Sowell was Director of Marketing for a subsidiary of Oklahoma Gas & Electric Company. Mr. Sowell received his Master and Bachelor of Science Degrees in Mathematics from Lamar University.

     John R. Frank, Controller and Chief Accounting Officer, joined the Company in 1990. From 1989 until he joined Lomak in 1990, Mr. Frank was Vice President Finance of Appalachian Exploration, Inc. Prior thereto, he held the positions of Internal Auditor and Treasurer with Appalachian Exploration, Inc. beginning in 1977. Mr. Frank received his Bachelor of Arts Degree in Accounting and Management from Walsh College and attended graduate studies at the University of Akron.

     Geoffrey T. Doke, Treasurer, joined the Company in 1991. He was appointed Treasurer in 1996. Previously, Mr. Doke served in the accounting department of Edisto Resources Corporation. Mr. Doke received his Bachelor of Business Administration Degree in Finance and International Business from Baylor University and his Master of Business Administration Degree from Case Western Reserve University.

            PRINCIPAL STOCKHOLDERS AND SHARE OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding (i) the share ownership of the Company by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) the share ownership of the Company by each Director, (iii) the share ownership of the Company by certain executive officers and (iv) the share ownership of the Company by all Directors and executive officers as a group, in each case as of March 5, 1997 and on a pro forma basis giving effect to the Offerings. The business address of each officer and Director listed below is: c/o Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102.

                                                  ACTUAL                          PRO FORMA
                                       -----------------------------    -----------------------------
                                       NUMBER OF SHARES                 NUMBER OF SHARES
                                         BENEFICIALLY     PERCENTAGE      BENEFICIALLY     PERCENTAGE
                                            OWNED          OF CLASS          OWNED          OF CLASS
                                       ----------------   ----------    ----------------   ----------
Thomas J. Edelman.....................      979,541(1)       5.98%           979,541(1)       4.80%
John H. Pinkerton.....................      494,093(2)       3.01%           494,093(2)       2.42%
C. Rand Michaels......................      301,598(3)       1.85%           301,598(3)       1.49%
Robert E. Aikman......................       83,776(4)       0.52%            83,776(4)       0.41%
Anthony V. Dub........................       64,165(5)       0.39%            64,165(5)       0.32%
Allen Finkelson.......................        6,000(6)       0.04%             6,000(6)       0.03%
Ben A. Guill..........................       52,400(7)       0.32%            52,400(7)       0.26%
Chad L. Stephens......................      126,651(8)       0.78%           126,651(8)       0.62%
Thomas W. Stoelk......................       33,500(9)       0.21%            33,500(9)       0.17%
All Directors and executive officers
  as a group (14 persons).............    2,394,666(10)     14.16%         2,394,666(10)     11.45%
Public Employees Retirement System of
  Ohio (11)...........................    1,350,000          8.31%         1,350,000          6.67%
Cometra Energy, L.P. (12) ............    1,410,106          8.68%         1,410,106          6.97%

---------------

 (1) Includes 145,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 113,333 shares held under IRA, KEOGH and pension plan accounts; 29,916 shares owned by Mr. Edelman's spouse; and 91,200 shares owned by Mr. Edelman's minor children, to which Mr. Edelman disclaims beneficial ownership.

 (2) Includes 171,667 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 115,899 shares held under IRA and pension plan accounts; 1,572 shares owned by Mr. Pinkerton's minor children; and 743 shares owned by Mr. Pinkerton's spouse, to which Mr. Pinkerton disclaims beneficial ownership.

 (3) Includes 60,666 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 1,804 shares held under the IRA account; 107,011 shares owned by Mr. Michael's spouse; and 19,460 shares owned by Mr. Michael's minor children, to which Mr. Michaels disclaims beneficial ownership.

 (4) Includes 21,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 7,566 shares owned by Mr. Aikman's spouse; and 10,010 shares owned by Mr. Aikman's minor children, to which Mr. Aikman disclaims beneficial ownership.

 (5) Includes 2,400 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (6) Includes 6,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (7) Includes 2,400 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (8) Includes 61,167 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 10,000 shares owned by Mr. Stephens' spouse;

     and 3,879 shares owned by Mr. Stephens' minor children, to which Mr. Stephens disclaims beneficial ownership.

 (9) Includes 32,500 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

(10) Includes 667,349 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

(11) Such stockholder's address is 227 East Town Street, Columbus, Ohio 43215.

(12) Such stockholder's address is 500 Throckmorton, Suite 2500, Fort Worth, Texas 76102.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Senior Subordinated Notes (the "Notes") will be issued pursuant to an Indenture (the "Indenture") among the Company, the Subsidiary Guarantors and Fleet National Bank, as trustee (the "Trustee"). A copy of the Indenture in substantially the form in which it is to be executed is filed as an exhibit to the Registration Statement of which this Prospectus forms a part and will be made available to prospective purchasers of the Notes upon request. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to Senior Debt. The Notes will be jointly, severally and unconditionally guaranteed on a senior subordinated basis by each of the Restricted Subsidiaries of the Company and any future Restricted Subsidiary of the Company. The obligations of the Subsidiary Guarantors under the Guarantees will be general unsecured obligations of each of the Subsidiary Guarantors and will be subordinated in right of payment to all obligations of the Subsidiary Guarantors in respect of Senior Debt. See "-- Guarantees" and "Risk Factors -- Subordination."

     For purposes of this section, the term "Company" means Lomak Petroleum, Inc. As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, however, the Company will be able to designate current and future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive convenants set forth in the Indenture. See "--Certain Covenants."

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes and any other payment obligations of the Company in respect of the Notes (including any obligation to repurchase the Notes) will be subordinated in certain circumstances in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not a claim for such interest would be allowed in such proceeding) before the Holders of the Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of the Notes would be entitled shall be made to the holders of Senior Debt (except in each case that Holders of the Notes may receive securities that are subordinated at least to the same extent as the Notes are subordinated to Senior Debt and any securities issued in exchange for Senior Debt and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

     The Company may not make any payment (whether by redemption, purchase, retirement, defeasance or otherwise) upon or in respect of the Notes (except in such subordinated securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs or
(ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or with the giving of notice or passage of time or both (unless cured or waived) will permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Cash payments on the Notes shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earliest of the date on which such nonpayment default is cured or waived, the date on which the applicable Payment Blockage Notice is retracted by written notice to the Trustee or 90 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or a default of the type described in clause (ix) under the caption "Events of Default" has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. On a pro forma basis, after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds therefrom, the principal amount of Senior Debt outstanding at December 31, 1996 would have been approximately $231 million, which represents borrowings under the Credit Agreement. See "Description of Capital Stock and Indebtedness." The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

GUARANTEES

     The Company's payment obligations under the Notes will be jointly, severally and unconditionally guaranteed (the "Guarantees") by each Restricted Subsidiary of the Company and any future Restricted Subsidiary of the Company. The Guarantees will be subordinated to Indebtedness of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to the Senior Debt. Each Guarantee by a Subsidiary Guarantor will be limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering such Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting rights of creditors generally.

     The Indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person whether or not affiliated with such Subsidiary Guarantor, unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee in respect of the Notes, the Indenture and the Guarantees; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such transaction does not violate any of the covenants described under the heading "-- Certain Covenants."

     The Indenture will provide that in the event of a sale or other disposition of all or substantially all of the assets of a Subsidiary Guarantor to a third party or an Unrestricted Subsidiary in a transaction that does not violate any of the covenants in the Indenture, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of a Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released from and relieved of any obligations under its Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the covenant described under the caption "-- Repurchase at the Option of Holders -- Asset Sales."

     Any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released and relieved of its obligations under its Guarantee and any Unrestricted Subsidiary and any newly formed or newly acquired Subsidiary that becomes a Restricted Subsidiary will be required to execute a Guarantee in accordance with the terms of the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited in aggregate principal amount to $125 million and will mature on January 15, 2007. Interest on the Notes will accrue at the rate of 8.75% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 1997, to Holders of the Notes of record on the immediately preceding January 1 and July 1. Interest on the Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of original issuance.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, in the event the Notes do not remain in book-entry form, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the applicable register of Holders of the Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be fully registered as to principal and interest in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

OPTIONAL REDEMPTION

     Except as otherwise described below, the Notes will not be redeemable at the Company's option prior to January 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

                    YEAR                       PERCENTAGE
                    ----                       ----------
2002.........................................   104.3750%
2003.........................................   102.9167%
2004.........................................   101.4583%
2005 and thereafter..........................   100.0000%

     Prior to January 15, 2000, the Company may, at its option, on any one or more occasions, redeem up to 33 1/3% of the original aggregate principal amount of the Notes at a redemption price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with all or a portion of the net proceeds of public sales of Equity Interests of the Company; provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of the related sale of such Equity Interests.

SELECTION AND NOTICE

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Note of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on the Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offer to repurchase the Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment shall be made on a business day not less than 30 days nor more than 60 days after such notice is mailed (the "Change of Control Payment Date"). The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all the Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of such Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes (or portions thereof) validly tendered and not withdrawn under such Change of Control Offer.

     The Credit Agreement will prohibit the Company from repurchasing any Notes pursuant to a Change of Control Offer prior to the repayment in full of the Senior Debt under the Credit Agreement. Moreover, the occurrence of certain change of control events identified in the Credit Agreement will constitute a default under the Credit Agreement. Any future Credit Facilities or other agreements relating to the Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. If a Change of Control were to occur, the Company may not have sufficient available funds to pay the Change of Control Payment for all Notes that might be delivered by Holders of the Notes seeking to accept the Change of Control Offer after first satisfying its obligations under the Credit Agreement or other agreements relating to Senior Debt, if accelerated. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Payment when due will constitute a Default under the Indenture and will otherwise give the Trustee and the Holders of the Notes the rights described under "--Events of Default and Remedies."

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% of the consideration therefor received by the Company or such Restricted Subsidiary in such Asset Sale, plus all other Asset Sales since the date of the Indenture, on a cumulative basis, is in the form of cash or Cash Equivalents; provided that the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to reduce Senior Debt, (b) to acquire a controlling interest in another Oil and Gas Business, (c) to make capital expenditures in respect of the Company's or its Restricted Subsidiaries' Oil and Gas Business, (d) to purchase long-term assets that are used or useful in such Oil and Gas Business or (e) to repurchase any Notes. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt that is revolving debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied as provided in the first sentence of this paragraph will (after the expiration of the periods specified in this paragraph) be deemed to constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $10 million, the Company will be required to make an offer to all Holders of the Notes and, to the extent required by the terms thereof, to all holders or lenders of Pari Passu Indebtedness (an "Asset Sale Offer") to purchase the maximum principal amount of the Notes and any such Pari Passu Indebtedness to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, or, in the case of any other Pari Passu Indebtedness, 100% of the principal amount thereof (or with respect to discount Pari Passu Indebtedness, the accreted value thereof) on the date of purchase, in each case in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable. To the extent that the aggregate principal amount (or accreted value, as the case may be) of the Notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the Notes surrendered by Holders thereof and the aggregate principal amount or accreted value of other Pari Passu Indebtedness surrendered by holders or lenders thereof, collectively, exceeds the amount of Excess Proceeds, the Trustee and the trustee or other lender representatives for the Pari Passu Indebtedness shall select the Notes and other Pari Passu Indebtedness to be purchased on a pro rata basis, based on the aggregate principal amount (or accreted value, as applicable) thereof surrendered in such Asset Sale Offer. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Credit Agreement will prohibit the Company from purchasing any Notes from the Net Proceeds of Asset Sales. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale Offer occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase or could attempt to refinance the Senior Debt that contain such prohibition. If the Company does not obtain such a consent or repay such Senior Debt, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and possibly a default under other agreements relating to Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment to holders of the Company's Equity Interests in connection with any merger or consolidation involving the Company) to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent or other Affiliate of the Company that is not a Wholly Owned Restricted Subsidiary of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except at final maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue and sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus
     (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the net proceeds of such sale, liquidation or repayment and (B) the initial amount of such Restricted Investment; provided, however, that the foregoing provisions of this paragraph (c) will not prohibit Restricted Payments in an aggregate amount not to exceed $20 million.

     The foregoing provisions will not prohibit: (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (3) the defeasance, redemption or repurchase of Subordinated Indebtedness with the net cash proceeds from an incurrence of subordinated Permitted Refinancing Debt or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any of the Company's (or any of its Subsidiaries') employees pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2 million in any twelve-month period; and provided further that no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (5) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; (6) the redemption of the 6% Convertible Subordi-nated Debentures; provided that the average closing price of the Company's common stock for the 30 trading days prior to the date of such redemption is greater than 120% of the conversion price and (7) conversion or exchange of the $2.03 Convertible Preferred Stock in accordance with its terms.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or the applicable Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than five days after the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

  Designation of Unrestricted Subsidiaries

     The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant "Restricted Payments." All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of the fair market value or the book value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if:

          (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1, determined on a pro forma basis as set forth in the definition of Fixed Charge Coverage Ratio; and

          (ii) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is incurred or such Disqualified Stock is issued or would occur as a consequence of the incurrence of the additional Indebtedness or the issuance of the Disqualified Stock.

     Notwithstanding the foregoing, the Indenture will not prohibit any of the following (collectively, "Permitted Indebtedness"): (a) the Indebtedness evidenced by the Notes; (b) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness pursuant to Credit Facilities, so long as the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the greater of (i) $400 million (or, if there is any permanent reduction in the aggregate principal amount permitted to be borrowed under the Credit Agreement, such lesser aggregate principal amount) and (ii) an amount equal to the sum of (a) $50 million plus

(b) 30% of Adjusted Consolidated Net Tangible Assets determined after the incurrence of such Indebtedness (including the application of the proceeds therefrom); (c) the guarantee by any Subsidiary Guarantor of any Indebtedness that is permitted by the Indenture to be incurred by the Company; (d) all Indebtedness of the Company and its Restricted Subsidiaries in existence as of the date of the Indenture after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds thereof; (e) intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be; (f) Indebtedness in connection with one or more standby letters of credit, guarantees, performance bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of advances or credit (other than advances or credit on open account, includible in current liabilities, for goods and services in the ordinary course of business and on terms and conditions which are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, guarantee or performance bond itself), not to exceed in the aggregate at any given time 5% of Total Assets;
(g) Indebtedness under Interest Rate Hedging Agreements entered into for the purpose of limiting interest rate risks, provided that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant and that the aggregate notional principal amount of such agreements does not exceed 105% of the principal amount of the Indebtedness to which such agreements relate; (h) Indebtedness under Oil and Gas Hedging Contracts, provided that such contracts were entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries; (i) the incurrence by the Company of Indebtedness not otherwise permitted to be incurred pursuant to this paragraph, provided that the aggregate principal amount (or accreted value, as applicable) of all Indebtedness incurred pursuant to this clause (i), together with all Permitted Refinancing Debt incurred pursuant to clause (j) of this paragraph in respect of Indebtedness previously incurred pursuant to this clause (i), does not exceed $10 million at any one time outstanding; (j) Permitted Refinancing Debt incurred in exchange for, or the net proceeds of which are used to refinance, extend, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred (including Indebtedness previously incurred pursuant to this clause (j)); (k) accounts payable or other obligations of the Company or any Restricted Subsidiary to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services; (l) Indebtedness consisting of obligations in respect of purchase price adjustments, guarantees or indemnities in connection with the acquisition or disposition of assets; and (m) production imbalances that do not, at any one time outstanding, exceed 2% of the Total Assets of the Company.

     The Indenture will provide that the Company will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-Recourse Debt; provided, however, if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness by the Company.

  No Layering

     The Indenture will provide that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) the Subsidiary Guarantors will not directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Guarantees, provided, however, that the foregoing limitations will not apply to distinctions between categories of Indebtedness that exist by reason of any Liens arising or created in respect of some but not all such Indebtedness.

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness of any kind (other than Permitted Liens) upon any of its property or assets, now owned or hereafter acquired, unless all payments under the Notes are secured by such Lien prior to, or on an equal and ratable basis with, the Indebtedness so secured for so long as such Indebtedness is secured by such Lien.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(x) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any indebtedness owed by it to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) the Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof or any other Credit Facility, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or other Credit Facilities are no more restrictive taken as a whole with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except, in the case of Indebtedness, to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases and customary provisions in other agreements that restrict assignment of such agreement or rights thereunder, entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (g) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Merger, Consolidation, or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, and the Company may not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions would, in the aggregate, result in a sale, assignment, transfer, lease, conveyance, or other disposition of all or substantially all of the properties or assets of the Company to another Person, in either case unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Entity (if the Company is not the continuing obligor under the Indenture) assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and after giving effect to such transaction or series of transactions no Default or Event of Default exists;
(iv) immediately after giving effect to such transaction or a series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company and its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction or series of transactions as having been incurred at the time of such transaction or series of transactions), the Consolidated Net Worth of the Company and its Subsidiaries or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company and its Subsidiaries immediately prior to such transaction or series of transactions and (v) the Company or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) will, at the time of such transaction or series of transactions and after giving pro forma effect thereto as if such transaction or series of transactions had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Stock." Notwithstanding the restrictions described in the foregoing clauses (iv) and (v), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and any Wholly Owned Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to another Wholly Owned Restricted Subsidiary.

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million but less than or equal to $5.0 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above, (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million but less than or equal to $10.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of Affiliate Transactions complies with clause (i) above and that such Affiliate Transaction or series of Affiliate Transactions has been approved in good faith by a majority of the members of the Board of Directors who are disinterested with respect to such Affiliate Transaction or series of related Affiliate Transactions, which resolution shall be conclusive evidence of compliance with this provision, and (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company delivers a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (i) above and that such Affiliate Transaction or series of related Affiliate Transactions has been approved in good faith by a resolution adopted by a majority of the members of the Board of Directors of the Company who are disinterested with respect to such Affiliate

Transaction or series of related Affiliate Transactions and an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions (which resolution and fairness opinion shall be conclusive evidence of compliance with this provision) from a financial point of view issued by an accounting, appraisal, engineering or investment banking firm of national standing; (which resolution and fairness opinion shall be conclusive evidence of compliance with this provision); provided that the following shall not be deemed Affiliate Transactions: (1) transactions contemplated by any employment agreement or other compensation plan or arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (2) transactions between or among the Company and/or its Restricted Subsidiaries, (3) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments," and (4) indemnification payments made to officers, directors and employees of the Company or any Subsidiary pursuant to charter, bylaw, statutory or contractual provisions.

  Additional Subsidiary Guarantees

     The Indenture will provide that if the Company or any of its Restricted Subsidiaries shall acquire or create another Restricted Subsidiary after the date of the Indenture, then such newly acquired or created Restricted Subsidiary will be required to execute a Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

  Business Activities

     The Company will not, and will not permit any Restricted Subsidiary to, engage in any material respect in any business other than the Oil and Gas Business.

  Commission Reports

     Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act the Company will file with the Commission and provide, within 15 days after such filing, the Trustee and Holders and prospective Holders (upon request) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act (but without exhibits in the case of the Holders and prospective Holders). In the event that the Company is not permitted to file such reports, documents and information with the Commission, the Company will provide substantially similar information to the Trustee, the Holders, and prospective Holders (upon request) as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. The Company also will comply with the other provisions of Section 314(a) of the Trust Indenture Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) a default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) a default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) the failure by the Company to comply with its obligations under "Certain Covenants -- Merger, Consolidation or Sale of Assets" above; (iv) the failure by the Company for 30 days after notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders and "Certain Covenants" other than the provisions described under "-- Merger, Consolidation or Sale of Assets"; (v) failure by the Company for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) except as permitted by the

Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or a Subsidiary Guarantor, or any Person acting on behalf of such Subsidiary Guarantor, shall deny or disaffirm its obligations under its Guarantee; (vii) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there is then existing a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; provided, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded; (viii) the failure by the Company or any of its Restricted Subsidiaries to pay final, non-appealable judgments aggregating in excess of $5 million, which judgments remain unpaid or discharged for a period of 60 days; and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of and accrued but unpaid interest on such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five business days of becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, or interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit: (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company, or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of such Indenture, the Notes or the Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a recision of acceleration of the Notes by the Holders of at least a majority in principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes or (vii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions described under "-- Repurchase at the Option of Holders" or the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 66 2/3% in principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of such Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consents to such change.

     Notwithstanding the foregoing, without the consent of any Holder of the Notes the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to secure the Notes or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to such Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

     The Indenture, the Notes and the Guarantees provide that they will be governed by the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes to be sold as set forth herein will be issued in the form of a fully registered Global Certificate (the "Global Certificate"). The Global Certificate will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Certificate Holder").

     Except as set forth below, the Global Certificate may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: it is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificate is limited to such extent.

     All payments on the Global Certificate registered in the name of the Depositary's nominee will be made by the Company through the Paying Agent to the Depositary's nominee as the registered owner of the Global Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payments of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor the Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Certificate. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificate as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     So long as the Global Certificate Holder is the registered owner of the Global Certificate, the Global Certificate Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Certificate. Beneficial owners of Notes evidence by the Global Certificate will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     As long as the Notes are represented by a Global Certificate, the Depositary's nominee will be the only entity that can exercise a right to repurchase the Notes. See "-- Repurchase at the Option of Holders." Notice by Participants or indirect participants or by owners of beneficial interests in a Global Certificate held through such Participants or indirect participants of the exercise of the option to elect repurchase of beneficial interests in Notes represented by a Global Certificate must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repurchase with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or indirect participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repurchase. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or indirect participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery to the Paying Agent of notices of the exercise of any option to elect repurchase.

     The Company will issue Notes in definitive form in exchange for the Global Certificate if, and only if, either (i) the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (ii) an Event of Default has occurred and is continuing and the Notes registrar has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Certificate (in which case the Company shall deliver Notes in definitive form within 30 days of such request), or (iii) the Company determines not to have the Notes represented by a Global Certificate. In any instance, an owner of a beneficial interest in the Global Certificate will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (i) the sum of (a) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with the Commission's guidelines before any state or federal income taxes, with no less than 80% of the discounted future net revenues estimated by one or more nationally recognized firms of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as increased by, as of the date of determination, the estimated discounted future net revenues from (1) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (2) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case calculated in accordance with the Commission's guidelines (utilizing the prices utilized in such year-end reserve report) increased by the accretion of the discount from the date of the reserve report to the date of determination, and decreased by, as of the date of determination, the estimated discounted future net revenues from (3) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (4) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with the Commission's guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clause (1) through (4), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless in the event that there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net revenues utilized for purposes of this clause (i)(a) shall be confirmed in writing by one or more nationally recognized firms of independent petroleum engineers, (b) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements,
(c) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (d) the greater of (1) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements or (2) the book value of other tangible assets (including, without duplication, investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest annual or quarterly financial statements, minus (ii) the sum of (a) minority interests, (b) any gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, and (c) the discounted future net revenues, calculated in accordance with the Commission's guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (i)(a) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto. If the Company changes its method of accounting from the successful efforts method to the full cost method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company was still using the successful efforts method of accounting. At December 31, 1996 the Adjusted Consolidated Net Tangible Assets was $1.1 billion.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition (but excluding the creation of a Lien) of any assets including, without limitation, by way of a sale and leaseback (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation, or Sale of Assets" and not by the provisions described above under "--Repurchase at the Option of Holders -- Asset Sales"), and (ii) the issuance or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Subsidiaries (including the sale by the Company or a Restricted Subsidiary of Equity Interests in an Unrestricted Subsidiary), in the case of either clause
(i) or (ii), whether in a single transaction or a series of related transactions
(a) that have a fair market value in excess of $5 million or (b) for net proceeds in excess of $5 million. Notwithstanding the foregoing, the following shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary of the Company or by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, (iii) the making of a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments,"
(iv) the abandonment, farm-out, lease or sublease of undeveloped oil and gas properties in the ordinary course of business, (v) the trade or exchange by the Company or any Restricted Subsidiary of the Company of any oil and gas property owned or held by the Company or such Restricted Subsidiary for any oil and gas property owned or held by another Person, which the Board of Directors of the Company determines in good faith to be of approximately equivalent value, (vi) the trade or exchange by the Company or any Subsidiary of the Company of any oil and gas property owned or held by the Company or such Subsidiary for Equity Interests in another Person engaged primarily in the Oil and Gas Business which, together with all other such trades or exchanges (to the extent excluded from the definition of Asset Sale pursuant to this clause (vi)) since the date of the Indenture, do not exceed 5% of Adjusted Consolidated Net Tangible Assets determined after such trade or exchange and (vii) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment in the ordinary course of business.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Borrowing Base" means, as of any date, the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company or similar entity, any membership or similar interests therein and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause
(iii) above, (v) commercial paper having a rating of at least P1 from Moody's Investors Service, Inc. (or its successor) and a rating of at least A1 from Standard & Poor's Ratings Group (or its successor) Rating Group (or its successor) and (vi) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (ii) through (v) above.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" or group of related "persons" (a "Group") (as such terms are used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any "person" (as defined above) or Group becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 40% of the aggregate voting power of all classes of Capital Stock of the Company having the right to elect directors under ordinary circumstances or
(iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus (i) an amount equal to any extraordinary loss, plus any net loss realized in connection with an Asset Sale (together with any related provision for taxes), to the extent such losses were included in computing such Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements), to the extent that any such expense was included in computing such Consolidated Net Income, plus (iv) depreciation, depletion and amortization expenses (including amortization of goodwill and other intangibles) for such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion and amortization expenses were included in computing such Consolidated Net Income, plus (v) exploration expenses for such Person and its Restricted Subsidiaries for such period to the extent such exploration expenses were included in computing such Consolidated Net Income, plus (vi) other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such other non-cash charges were included in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation, depletion and amortization and other non-cash charges and expenses of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the referent Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof,
(ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made and for which internal financial statements are available (but in no event ending more than 135 days prior to the taking of such action), as (i) the par or stated value of all outstanding Capital Stock of the Company, plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of original issuance of the Notes or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination.

     "Credit Agreement" means that certain Credit Agreement, dated as of February 14, 1997, by and among the Company, the Subsidiaries, BankOne, as administrative agent and as a lender, The Chase Manhattan Bank, as syndication agent and as a lender, NationsBank, as documentation agent and as a lender, and certain other banks, financial institutions and other entities, as lenders, providing for up to $400 million of Indebtedness, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, whether or not with the same lenders or agents.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the Indenture (after giving effect to the use of proceeds thereof) shall be deemed to have been incurred on such date in reliance on the exception provided by clause (b) of the definition of Permitted Indebtedness.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) the Credit Agreement and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock to the extent that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the referent Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including, without limitation, any acquisition to occur on the Calculation Date) shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the net proceeds of Indebtedness incurred or Disqualified Stock issued by the referent Person pursuant to the first paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have been received by the referent Person or any of its Restricted Subsidiaries on the first day of the four-quarter reference period and applied to its intended use on such date, (iii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accor-dance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iv) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements), (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any Person, without duplication, (a) any indebtedness of such Person, whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) evidenced by letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances, (iv) representing Capital Lease Obligations, (v) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, (vi) representing any obligations in respect of Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts, and (vii) in respect of any Production Payment, (b) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (c) obligations of such Person in respect of production imbalances, (d) Attributable Debt of such Person, and (e) to the extent not otherwise included in the foregoing, the guarantee by such Person of any indebtedness of any other Person, provided that the indebtedness described in clauses (a)(i), (ii), (iv) and (v) shall be included in this definition of Indebtedness only if, and to the extent that, the indebtedness described in such clauses would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

     "Interest Rate Hedging Agreements" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations, but excluding trade credit and other ordinary course advances customarily made in the oil and gas industry), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that the following shall not constitute
Investments: (i) an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company, (ii) Interest Rate Hedging Agreements entered into in accordance with the limitations set forth in clause (g) of the second paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock", (iii) Oil and Gas Hedging Agreements entered into in accordance with the limitations set forth in clause (h) of the second paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" and
(iv) endorsements of negotiable instruments and documents in the ordinary course of business.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement with respect to a lease not intended as a security agreement).

     "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 20% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (i)(a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves that have been estimated by one or more nationally recognized firms of independent petroleum engineers and on which a report or reports exist and (ii) any disposition of properties existing at the beginning of such quarter that have been disposed of as provided in the "Asset Sales" covenant.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding cash amounts placed in escrow, until such amounts are released to the Company), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and expenses, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under any Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve established for future liabilities.

     "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, minus (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in financial statements of the Company prepared in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) the explicit terms of which provide that there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Oil and Gas Business" means (i) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (ii) the gathering, marketing, treating, processing, storage, distribution, selling and transporting of any production from such interests or properties, (iii) any business relating to exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith and (iv) any activity that is ancillary to or necessary or appropriate for the activities described in clauses (i) through (iii) of this definition.

     "Oil and Gas Hedging Contracts" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

     "Pari Passu Indebtedness" means Indebtedness that ranks pari passu in right of payment to the Notes.

     "Permitted Indebtedness" has the meaning given in the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents or securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if, as a result of such Investment and any related transactions that at the time of such Investment are contractually mandated to occur, (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) other Investments in any Person or Persons having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (e) that are at the time outstanding, not to exceed $10 million; (f) any Investment acquired by the Company in exchange for Equity Interests in the Company (other than Disqualified Stock);
(g) shares of Capital Stock received in connection with any good faith settlement of a bankruptcy proceeding involving a trade creditor; (h) entry into operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations other than any Investment received pursuant to the Asset Sale provision and (i) the acquisition of any Equity Interests pursuant to a transaction of the type described in clause (vi) of the exclusions from the definition of "Asset Sale."

     "Permitted Liens" means (i) Liens securing Indebtedness of a Subsidiary or Liens securing Senior Debt that is outstanding on the date of issuance of the Notes (after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds therefrom) and Liens securing Senior Debt that are permitted by the terms of the Indenture to be incurred;
(ii) Liens in favor of the Company; (iii) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company and Liens on property or assets of a Subsidiary existing at the time it became a Subsidiary, provided that such Liens were in existence prior to the contemplation of the acquisition and do not extend to any assets other than the acquired property; (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);
(v) Liens existing on the date of the Indenture (after giving effect to the Cometra Acquisition, the related financing transactions and the application of proceeds therefrom); (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (vii) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business; (viii) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (ix) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, or operation thereof; (x) Liens in pipeline or pipeline facilities that arise under operation of law; (xi) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business, (xii) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases, (xiii) Liens securing the Notes and (xiv) Liens not otherwise permitted by clauses (i) through (xiii) that are incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

     "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness (other than Indebtedness incurred under a Credit Facility) of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable taken as a whole to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any direct or indirect Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Senior Debt" means (i) Indebtedness of the Company or any Subsidiary of the Company under or in respect of any Credit Facility, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts, and (ii) any other Indebtedness permitted under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing sentence, Senior Debt will not include
(w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture (other than Indebtedness under (i) any Credit Agreement or (ii) any other Credit Facility that is incurred on the basis of a representation by the Company to the applicable lenders that it is permitted to incur such Indebtedness under the Indenture).

     "Significant Subsidiary" means each Subsidiary that for the most recent fiscal year of such Subsidiary had consolidated revenues greater than $10 million or as at the end of such fiscal year had assets greater than $10 million.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantors" means each Restricted Subsidiary of the Company existing on the date of the Indenture (such Subsidiaries being Lomak Operating Company, Lomak Production Company, Lomak Resources Company, Buffalo Oilfield Services, Inc., Lomak Energy Services Company, Lomak Energy Company, LPI Acquisition, Inc., Lomak Production I, L.P., Lomak Resources, L.L.C., Lomak Offshore L.P., Lomak Pipeline Systems, L.P., Lomak Gathering & Processing Company, Lomak Gas Company and LPI Operating Company), any other future Restricted Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the Indenture, and, in each case, their respective successors and assigns.

     "Total Assets" means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if
(a) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; (b) all the Indebtedness of such Subsidiary shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt; (c) the Company certifies that such designation complies with the "Limitation on Restricted Payments" covenant; (d) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries; (e) such Subsidiary does not, directly or indirectly, own any Indebtedness of or Equity Interest in, and has no investments in, the Company or any Restricted Subsidiary; (f) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (g) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be Restricted Subsidiary; provided, that (i) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the first paragraph of the "Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant on a pro forma basis taking into account such designation and (ii) such Subsidiary executes a Guarantee pursuant to the terms of the Indenture.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned, directly or indirectly, by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                 DESCRIPTION OF CAPITAL STOCK AND INDEBTEDNESS

     The authorized capital stock of the Company consists of (i) 4,000,000 shares of serial preferred stock, $1.00 par value and (ii) 35,000,000 shares of Common Stock, $.01 par value. As of March 5, 1997, the Company had outstanding 16,244,451 shares of Common Stock and 1,150,000 shares of $2.03 Convertible Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors of the Company out of funds legally available therefor (however, the Indenture for the Notes and the Credit Agreement contain certain restrictions on the payment of cash dividends. If there is any arrearage in the payment of dividends on any preferred stock, the Company may not pay dividends upon, repurchase or redeem shares of its Common Stock. All shares of Common Stock have equal voting rights on the basis of one vote per share on all matters to be voted upon by stockholders. Cumulative voting for the election of directors is not permitted. Shares of Common Stock have no preemptive, conversion, sinking fund or redemption provisions and are not liable for further call or assessment. Each share of Common Stock is entitled to share on a pro rata basis in any assets available for distribution to the holders of the Common Stock upon liquidation of the Company after satisfaction of any liquidation preference on any series of the Company's preferred stock. All outstanding shares of Common Stock have been, and all shares offered in the Common Stock Offering will be when issued, validly issued, fully paid and nonassessable.

OPTIONS

     The Company's stock option plan, which is administered by the Compensation Committee, provides for the granting of options to purchase shares of Common Stock to key employees and certain other persons who are not employees for advice or other assistance or services to the Company. The plan permits the granting of options to acquire up to 2,000,000 shares of Common Stock subject to a limitation of 10% of the outstanding Common Stock on a fully diluted basis. At March 5, 1997, a total of 1,216,032 options had been granted under the plan of which options to purchase 503,632 shares were exercisable at that date. The options outstanding at March 5, 1997 were granted at an exercise price of $3.38 to $13.88 per share. The exercise price of all such options was equal to the fair market value of the Common Stock on the date of grant. All were options granted for a term of five years, with 30% of the options becoming exercisable after one year, an additional 30% becoming exercisable after two years and the remaining options becoming exercisable after three years.

WARRANTS

     Warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at March 5, 1997. These warrants expire in May 1999. The warrants were issued in a private placement not registered under the Securities Act, and the shares of Common Stock underlying such warrants have not been registered under the Securities Act. In connection with the issuance of the warrants, the warrant holder was granted certain registration rights.

PREFERRED STOCK

     The Board of Directors of the Company, without action by stockholders, is authorized to issue shares of serial preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and the liquidation, conversion, redemption and other rights of each such series. The Board of Directors could issue a series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of its Common Stock. At March 5, 1997,

1,150,000 shares of Preferred Stock were outstanding, designated as $2.03 Convertible Preferred Stock.

     The $2.03 Convertible Preferred Stock bears an annual dividend rate of $2.03 payable quarterly. If dividends have not been paid on the $2.03 Convertible Preferred Stock, the Company cannot redeem or pay dividends on shares of stock ranking junior to the $2.03 Convertible Preferred Stock. No new serial preferred stock can be created with rights superior to those of the $2.03 Convertible Preferred Stock, as to dividends and liquidation rights, without the approval of the holders of a majority of the $2.03 Convertible Preferred Stock. In addition, the holders of the $2.03 Convertible Preferred Stock are entitled to one vote for each share owned. Additionally, if dividends remain unpaid for six full quarterly periods, or if any future class of preferred stockholders is entitled to elect members of the Board of Directors based on actual missed and unpaid dividends, the number of members of the Board of Directors will be increased to such number as may be necessary to entitle the holders of the $2.03 Convertible Preferred Stock and such other future preferred stockholders, voting as a single class, to elect one-third of the members of the Board of Directors. The $2.03 Convertible Preferred Stock has liquidation rights of $25 per share. The Company may exchange the $2.03 Convertible Preferred Stock for an aggregate of $28,750,000 principal amount of its 8.125% Convertible Subordinated Notes due December 31, 2005. Each share of $2.03 Convertible Preferred Stock is convertible into Common Stock at a conversion price of $9.50 per share, subject to adjustment under certain circumstances. The conversion price will be reduced for a limited period (but to not less than $5.21) if a change in control or fundamental change in the Company occurs at a time that the market price of the Common Stock is less than the conversion price. The Company may redeem the $2.03 Convertible Preferred Stock at any time after November 1, 1998, at redemption prices declining from $26.50 to $25.00 per share, plus cumulative unpaid dividends.

6% CONVERTIBLE SUBORDINATED DEBENTURES

     On December 27, 1996, the Company sold $55,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures in a private offering not registered under the Securities Act. The 6% Convertible Subordinated Debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, at a conversion price of $19.25 per share, subject to adjustment under certain circumstances. The 6% Convertible Subordinated Debentures are unsecured and subordinate to all senior and senior subordinated indebtedness and do not restrict the incurrence of additional indebtedness by the Company or any of its subsidiaries. The 6% Convertible Subordinated Debentures will mature on February 1, 2007. The Company may redeem the 6% Convertible Subordinated Debentures, in whole or in part, on or after February 1, 2000, at certain redemption prices, plus accrued but unpaid interest at the date fixed for redemption. Upon certain changes of control of the Company, the Company is required to offer to repurchase each holder's 6% Convertible Subordinated Debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

     Pursuant to a Registration Rights Agreement between the Company and the initial purchasers of the 6% Convertible Subordinated Debentures, the Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") relating to the resale of the 6% Convertible Subordinated Debentures and the shares of Common Stock issuable upon conversion of the 6% Convertible Subordinated Debentures. The Company will use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement until the third anniversary of the issuance of the 6% Convertible Subordinated Debentures, except that it shall be permitted to suspend the use of the Shelf Registration Statement during certain periods under certain circumstances. If the Company fails to meet certain of its obligations under the Shelf Registration Statement, then a supplemental payment will be made to the holders of the 6% Convertible Subordinated Debentures or shares of Common Stock actually issued upon conversion of the 6% Convertible Subordinated Debentures. During the first 90 days of such a default, the supplemental payment will be $0.05 per week per $1,000 principal amount of the 6% Convertible Subordinated Debentures and $0.0005 per
week per share of such Common Stock. The amount of such supplemental payment will increase over time if the default continues, subject to a maximum supplemental payment of $0.20 per week per $1,000 principal amount of 6% Convertible Subordinated Debentures and $0.002 per week per share of Common Stock.

CREDIT AGREEMENT

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries expanded the existing credit facility with the bank lenders. The Credit Agreement permits the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $150 million may be represented by letters of credit). The Borrowing Base, which is initially $400 million under the expanded facility, will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed by the lenders. The Borrowing Base is subject to semi-annual determination and certain other redeterminations based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company will be required to make a mandatory prepayment of all amounts outstanding under the Credit Agreement in excess of $300 million on the earlier of August 13, 1997 or the consummation of the Offerings. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts. The Credit Agreement matures in February 2002.

     The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by the Bank Guarantors. In addition, the Credit Agreement is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company and the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Agreement to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event").

     At the Company's option, the applicable interest rate per annum is either the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the higher of (a) the administrative agent bank's prime rate and (b) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     Immediately following the Cometra Acquisition, approximately $392.3 million was outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Agreement. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. Furthermore, if the over-allotment option applicable to the Common Stock Offering is exercised for at least 56,000 shares of Common Stock, then the Trigger Event will occur upon exercise of the over-allotment option. If the over-allotment option is not exercised, then the Company will need to sell an additional $900,000 of Company assets in excess of the applicable Borrowing Base value in order for the Trigger Event to occur.

     The Credit Agreement includes various covenants that require, among other things, that the Company (i) maintain a minimum consolidated tangible net worth of at least $100 million plus 90% of the net proceeds from the Common Stock Offering and 50% of the net proceeds from any subsequent equity offering; (ii) maintain a ratio of EBITDA to consolidated interest expense on total debt for each period of four consecutive fiscal quarters of at least 2.5 to 1.0; and
(iii) not make restricted payments (defined as dividends, distributions or guarantees to third parties or the retirement, repurchase or prepayment prior to the scheduled maturity of its subordinated debt) in an aggregate amount in any one fiscal year in excess of $5 million plus 50% of the net proceeds from equity offerings subsequent to the Common Stock Offering and 50% of the Company's consolidated net income earned after January 1, 1997. In addition, the Credit Agreement restricts the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of Notes:

                                                               PRINCIPAL
                        UNDERWRITERS                             AMOUNT
                        ------------                           ---------
Chase Securities Inc........................................  $ 62,500,000
NationsBanc Capital Markets, Inc............................    31,250,000
Bear, Stearns & Co. Inc.....................................    15,625,000
Credit Suisse First Boston Corporation......................    15,625,000
                                                              ------------
          Total.............................................  $125,000,000
                                                              ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers initially at such price less a discount not in excess of 0.250% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.125% of the principal amount of the Notes. After the initial offering of the Notes to the public, the Underwriters may change the public offering price, concession and discount.

     The Notes comprise new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes, as permitted by applicable laws and regulations. No assurance can be given, however, that the Underwriters will make a market in the Notes, or as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the Notes Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the Notes Offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Notes Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities including liabilities under the Securities Act, and to contribute to payments which the Underwriters might be required to make in respect thereof.

     The Company has agreed with the Underwriters not to sell or otherwise dispose of any debt securities registered under the Securities Act (or sold in a private placement with resales permitted pursuant to Rule 144A thereunder) for a period of 90 days after the date of this Prospectus without the prior written consent of Chase Securities Inc.

     The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and NationsBank of Texas, N.A., an affiliate of NationsBanc Capital Markets, Inc., are each an agent and a lender under the Credit Facility. See "Description of Capital Stock and Indebtedness." Net proceeds of the Notes Offering will be applied to repay indebtedness under the Credit Facility. See "Use of Proceeds." In addition, The Chase Manhattan Bank and NationsBank of Texas, N.A., and their affiliates, may perform financial and banking services for the Company in the ordinary course of business. Anthony Dub, a Director of the Company, is a Managing Director of Credit Suisse First Boston Corporation, one of the Underwriters.

     The Notes Offering is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Bear, Stearns & Co. Inc. ("Bear Stearns") has agreed to act as Qualified Independent Underwriter for the Notes Offering, and as such has assumed responsibilities of conducting due diligence and the public offering price of the Notes will not be higher than the price recommended by Bear Stearns.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 2300 First City Tower, Houston, Texas 77002-6760, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017-3909.

                                    EXPERTS

     The Consolidated Financial Statements of the Company, as of December 31, 1995 and 1996 and for the three years then ended, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto included and incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in giving said reports.

     The statements of revenues and direct operating expenses of the American Cometra Interests (referred to herein as the Cometra Properties) for the years ended December 31, 1994, 1995 and 1996, included in the Registration Statement have been audited by Coopers & Lybrand L.L.P. independent accountants, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

     The financial statements of the Bannon Interests as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain information with respect to the gas and oil reserves of the Company derived from the respective reports of Netherland, Sewell & Associates, Inc., Wright & Company, Inc., H. J. Gruy and Associates, Inc., Huddleston & Co., Inc. and Clay, Holt & Klammer, each of which is a firm of independent petroleum consultants, has been included and incorporated herein and elsewhere in the Registration Statement in reliance upon the authority of said firm as experts with respect to the matters contained in their respective reports.

                                    GLOSSARY

The terms defined in this glossary are used throughout this Prospectus.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet.

Bcfe. One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Infill well. A well drilled between known producing wells to better exploit the reservoir.

Mbbl.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Mmbbl.  One million barrels of crude oil or other liquid hydrocarbons.

MmBtu. One million British thermal units. One British thermal unit is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf.  One million cubic feet.

Mmcfe.  One million cubic feet of natural gas equivalents.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Net oil and gas sales. Oil and natural gas sales less oil and natural gas production expenses.

Present Value. The pre-tax present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed non-producing reserves. Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) provided reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves. Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
LOMAK PETROLEUM, INC. CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants..................    F-2
  Consolidated balance sheets at December 31, 1995 and
     1996...................................................    F-3
  Consolidated statements of income for the years ended
     December 31, 1994, 1995 and 1996.......................    F-4
  Consolidated statements of stockholders' equity for the
     years ended December 31, 1994, 1995 and 1996...........    F-5
  Consolidated statements of cash flows for the years ended
     December 31, 1994, 1995 and 1996.......................    F-6
  Notes to consolidated financial statements................    F-7

COMETRA INTERESTS FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................   F-21
  Statement of revenues and direct operating expenses for
     the years ended December 31, 1994, 1995 and 1996.......   F-22
  Notes to the statement of revenues and direct operating
     expenses...............................................   F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
      Lomak Petroleum, Inc.

     We have audited the accompanying consolidated balance sheets of Lomak Petroleum, Inc. (a Delaware corporation) as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lomak Petroleum, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 14, 1997

                             LOMAK PETROLEUM, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995         1996
                                                              --------     --------
ASSETS
Current assets:
  Cash and equivalents......................................  $  3,047     $  8,625
  Accounts receivable.......................................    14,109       18,121
  Marketable securities.....................................       953        7,658
  Inventory and other.......................................     1,114          799
                                                              --------     --------
                                                                19,223       35,203
                                                              --------     --------
Oil and gas properties, successful efforts method...........   210,073      282,519
  Accumulated depletion.....................................   (33,371)     (53,102)
                                                              --------     --------
                                                               176,702      229,417
                                                              --------     --------
Gas transportation and field service assets.................    23,167       21,139
  Accumulated depreciation..................................    (4,304)      (4,997)
                                                              --------     --------
                                                                18,863       16,142
                                                              --------     --------
Other.......................................................        --        1,785
                                                              --------     --------
                                                              $214,788     $282,547
                                                              ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  9,084     $ 14,433
  Accrued liabilities.......................................     3,761        4,603
  Accrued payroll and benefit costs.........................     1,762        3,245
  Current portion of debt (Note 4)..........................        53           26
                                                              --------     --------
                                                                14,660       22,307
                                                              --------     --------
Long-term debt (Note 4).....................................    83,035      116,780

Deferred taxes (Note 10)....................................    17,726       25,931

Commitments and contingencies (Note 6)......................

Stockholders' equity (Notes 7 and 8)
  Preferred stock, $1 par, 2,000,000 shares authorized,
     7 1/2% convertible preferred, 200,000 issued
     (liquidation preference $5,000,000)....................       200           --
     $2.03 convertible preferred, 1,150,000 issued
     (liquidation preference $28,750,000)...................     1,150        1,150
  Common stock, $.01 par, 20,000,000 shares authorized,
     13,322,738 and 14,750,537 issued.......................       133          148
  Capital in excess of par value............................   101,773      110,248
  Retained earnings (deficit)...............................    (4,013)       5,291
  Unrealized gain on marketable securities..................       124          692
                                                              --------     --------
                                                                99,367      117,529
                                                              --------     --------
                                                              $214,788     $282,547
                                                              ========     ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
Revenues
  Oil and gas sales.........................................  $24,461    $37,417    $68,054
  Field services............................................    7,667     10,097     14,223
  Gas transportation and marketing..........................    2,195      3,284      5,575
  Interest and other........................................      471      1,317      3,386
                                                              -------    -------    -------
                                                               34,794     52,115     91,238
                                                              -------    -------    -------
Expenses
  Direct operating..........................................   10,019     14,930     24,456
  Field services............................................    5,778      6,469     10,443
  Gas transportation and marketing..........................      490        849      1,674
  Exploration...............................................      359        512      1,460
  General and administrative................................    2,478      2,736      3,966
  Interest..................................................    2,807      5,584      7,487
  Depletion, depreciation and amortization..................   10,105     14,863     22,303
                                                              -------    -------    -------
                                                               32,036     45,943     71,789
                                                              -------    -------    -------
Income before taxes.........................................    2,758      6,172     19,449
Income taxes
  Current...................................................       21         86        729
  Deferred..................................................      118      1,696      6,105
                                                              -------    -------    -------
                                                                  139      1,782      6,834
                                                              -------    -------    -------
Net income..................................................  $ 2,619    $ 4,390    $12,615
                                                              =======    =======    =======
Earnings per common share...................................  $  0.25    $  0.31    $  0.69
                                                              =======    =======    =======
Weighted average shares outstanding.........................    9,051     11,841     14,812
                                                              =======    =======    =======

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                 PREFERRED STOCK      COMMON STOCK
                                 ----------------    ---------------    CAPITAL IN    RETAINED
                                            PAR                 PAR     EXCESS OF     EARNINGS
                                 SHARES    VALUE     SHARES    VALUE    PAR VALUE     (DEFICIT)
                                 ------    ------    ------    -----    ----------    ---------
Balance, December 31, 1993.....    200     $  200     8,309    $ 83      $ 41,768      $ (9,788)
  Preferred dividends..........     --         --        --      --            --          (375)
  Common issued................     --         --     1,504      15         9,220            --
  Common repurchased...........     --         --       (59)     (1)         (493)           --
  Net income...................     --         --        --      --            --         2,619
                                 -----     ------    ------    ----      --------      --------
Balance, December 31, 1994.....    200        200     9,754      97        50,495        (7,544)
  Preferred dividends..........     --         --        --      --            --          (731)
  Common dividends.............     --         --        --      --            --          (128)
  Common issued................     --         --     3,609      36        24,953            --
  Common repurchased...........     --         --       (40)     --          (332)           --
  $2.03 preferred issued.......  1,150      1,150        --      --        26,657            --
  Net income...................     --         --        --      --            --         4,390
                                 -----     ------    ------    ----      --------      --------
Balance, December 31, 1995.....  1,350      1,350    13,323     133       101,773        (4,013)
  Preferred dividends..........     --         --        --      --            --        (2,454)
  Common dividends.............     --         --        --      --            --          (857)
  Common issued................     --         --       887       9         8,687            --
  Common repurchased...........     --         --       (36)     --          (406)           --
  Conversion of 7 1/2%
     preferred.................   (200)      (200)      577       6           194            --
  Net income...................     --         --        --      --            --        12,615
                                 -----     ------    ------    ----      --------      --------
Balance, December 31, 1996.....  1,150     $1,150    14,751    $148      $110,248      $  5,291
                                 =====     ======    ======    ====      ========      ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1994        1995        1996
                                                          --------    --------    --------
Cash flows from operations:
  Net income............................................  $  2,619    $  4,390    $ 12,615
  Adjustments to reconcile net income to net cash
     provided by operations:
     Depletion, depreciation and amortization...........    10,105      14,863      22,303
     Deferred income taxes..............................       118       1,335       6,105
     Changes in working capital net of effects of
       purchases of businesses:
       Accounts receivable..............................     3,106      (5,247)       (494)
       Marketable securities............................      (534)       (296)     (5,264)
       Inventory and other..............................       (45)        278         137
       Accounts payable.................................    (2,126)        663       5,385
       Accrued liabilities and payroll and benefit
          costs.........................................    (1,531)      1,778         781
     Gain on sale of assets and other...................      (471)     (1,203)     (3,123)
                                                          --------    --------    --------
Net cash provided by operations.........................    11,241      16,561      38,445
Cash flows from investing:
  Acquisition of businesses, net of cash................    (9,399)         --     (13,950)
  Oil and gas properties................................   (22,251)    (69,992)    (59,137)
  Additions to property and equipment...................      (813)     (9,102)     (1,250)
  Proceeds on sale of assets............................     2,927       2,981       4,671
                                                          --------    --------    --------
Net cash used in investing..............................   (29,536)    (76,113)    (69,666)
Cash flows from financing:
  Proceeds from indebtedness............................    22,235      21,304      85,201
  Repayments of indebtedness............................    (1,024)       (808)    (53,268)
  Preferred stock dividends.............................      (375)       (731)     (2,454)
  Common stock dividends................................        --        (128)       (857)
  Proceeds from Common stock issuance...................       830      10,590       8,315
  Repurchase of Common stock............................      (493)       (332)       (138)
  Proceeds from Preferred stock issuance................        --      27,807          --
                                                          --------    --------    --------
Net cash provided by financing..........................    21,173      57,702      36,799
                                                          --------    --------    --------
Change in cash..........................................     2,878      (1,850)      5,578
Cash and equivalents at beginning of period.............     2,019       4,897       3,047
                                                          --------    --------    --------
Cash and equivalents at end of period...................  $  4,897    $  3,047    $  8,625
                                                          ========    ========    ========
Supplemental disclosures of non-cash investing and
  financing activities:
  Purchase of businesses, oil and gas property and
     equipment financed with common stock...............  $  7,694    $ 14,299    $     --
  Conversion of 10% Convertible Subordinated Notes......       464          --          --
  Common stock issued in connection with benefit
     plans..............................................       228         100         381

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND NATURE OF BUSINESS

     Lomak Petroleum, Inc. ("Lomak" or the "Company") is an independent oil and gas company engaged in development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Historically, the Company has increased its reserves and production through acquisitions, development and exploration of its properties. Over the past six years, 62 acquisitions have been consummated at a total cost of $249 million and approximately $39 million has been expended on development and exploration activities. As a result, proved reserves and production have each grown during this period at compounded rates of 90% and 70% per annum, respectively. At December 31, 1996, proved reserves totaled 384 Bcfe, having a pre-tax present value at constant prices on that date of $492 million and a reserve life index of nearly 14 years.

     Effective January 1997, the Company acquired oil and gas properties from American Cometra, Inc. for a purchase price of $385 million, subject to adjustment. This transaction is more fully described in Note 15 Cometra Acquisition.

     Lomak's objective is to maximize shareholder value through growth in its reserves, production, cashflow and earnings through a balanced program of development drilling and acquisitions, as well as, to a growing extent, exploration effort. In order to effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating its properties.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company, all majority owned subsidiaries and its pro rata share of the assets, liabilities, income and expenses of certain oil and gas partnerships and joint ventures. Highly liquid temporary investments with an initial maturity of ninety days or less are considered cash equivalents.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting for oil and gas properties. Exploratory costs which result in the discovery of reserves and the cost of development wells are capitalized. Geological and geophysical costs, delay rentals and costs to drill unsuccessful exploratory wells are expensed. Depletion is provided on the unit-of-production method. Oil is converted to Mcfe at the rate of six Mcf per barrel. The depletion rates per Mcfe were $.74, $.73 and $.73 in 1994, 1995 and 1996, respectively. Approximately $4.3 million, $12.2 million and $22.8 million of oil and gas properties were not subject to amortization as of December 31, 1994, 1995 and 1996, respectively. These costs are assessed periodically to determine whether their value has been impaired, and if impairment is indicated, the excess costs are charged to expense.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. SFAS No. 121 requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company would estimate future cash flows (undiscounted and without interest charges) expected to result from the use of an asset and its eventual

                             LOMAK PETROLEUM, INC.

disposition. Impairment is recognized only if the carrying amount of an asset is greater than its expected future cash flows. The amount of the impairment is based on the estimated fair value of the asset. The initial adoption of SFAS No. 121 had no impact on the Company.

  Gas Imbalances

     The Company uses the sales method to account for gas imbalances. Under the sales method, revenue is recognized based on cash received rather than the proportionate share of gas produced. Gas imbalances at year end 1996 and 1995 were not material.

  Gas Transportation and Field Services Assets

     The Company owns and operates approximately 1,900 miles of gas gathering lines in proximity to its principal gas properties. Depreciation is calculated on the straight-line method based on estimated useful lives ranging from four to fifteen years.

     The Company receives fees for providing field related services. These fees are recognized as earned. Depreciation on field service assets is calculated on the straight-line method based on estimated useful lives ranging from one to six years, except for buildings which are being depreciated over ten to fifteen year periods.

     During 1996 the majority of the Company's brine disposal and well servicing activities were based in Oklahoma. In December 1996, the Company sold its brine disposal and well servicing activities in Oklahoma for $2.7 million and recorded a gain on sale of approximately $1.2 million which is included in interest and other income. In 1994, the Company sold substantially all of its brine disposal and well servicing assets located in Appalachia for approximately $1.8 million.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Nature of Business

     The Company operates in an environment with many financial and operating risks, including, but not limited to, the ability to find or acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, the highly competitive nature of the industry and worldwide economic conditions. The Company's ability to expand its reserve base and diversify its operations is also dependent upon the Company's ability to obtain the necessary capital through operating cash flow, borrowings or the issuance of additional equity.

  Marketable Securities

     The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. The Company's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, and unrealized holding gains and losses, net of the related tax effect, are reflected as a separate

                             LOMAK PETROLEUM, INC.

component of stockholders' equity. A decline in the market value of an available-for-sale security that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. Realized gains and losses are determined on the specific identification method and are reflected in income.

  Debt Issuance Costs

     Expenses associated with the issuance of the 6% Convertible Subordinated Debentures Due 2007 are included in Other Assets on the accompanying balance sheet and are being amortized on the interest method over the term of the debentures.

  Earnings per Common Share

     Net income per share is computed by subtracting preferred dividends from net income and dividing by the weighted average number of common and common equivalent shares outstanding. The calculation of fully diluted earnings per share assumes conversion of convertible securities when the result would be dilutive. Outstanding options and warrants are included in the computation of net income per common share when their effect is dilutive.

  Reclassifications

     Certain reclassifications have been made to prior period presentation to conform with current period classifications.

(3)  ACQUISITION AND DEVELOPMENT

     All of the Company's acquisitions have been accounted for as purchases. The purchase prices were allocated to the assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates. The acquisitions were funded by working capital, advances under a revolving credit facility and the issuance of equity.

     During 1996, the Company acquired oil and gas properties, equipment and acreage from Bannon Energy, Incorporated for approximately $37.0 million and acquired Eastern Petroleum Company for approximately $13.7 million. The Bannon interests included 270 producing properties located in Texas, Oklahoma, New Mexico and Wyoming. Eastern Petroleum Company owned interests in oil and gas properties, equipment and acreage in Ohio.

     In 1995, the Company acquired oil and gas properties, equipment and acreage from Transfuel, Inc. for $21 million, which included cash and approximately $800,000 of Common Stock, and from Parker & Parsley Petroleum Company for $20.2 million. The Transfuel interests included developed and undeveloped properties in Ohio, Pennsylvania and New York. The Parker & Parsley interests included developed and undeveloped properties in Pennsylvania and Ohio.

     In 1994, the Company acquired Red Eagle Resources Corporation for $46.5 million. Included in the amount were 2.8 million shares of Common Stock valued at approximately $16.9 million issued to the acquired company's shareholders. Red Eagle's assets included 370 producing wells, equipment and acreage located primarily in the Okeene Field of Oklahoma's Anadarko Basin. In addition, the Company purchased Grand Banks Energy Company for $3.7 million and Gillring Oil Company for $11.5 million. Grand Bank's assets included interests in 182 producing properties located in west Texas and Gillring's assets included $5.2 million of working capital and interests in 106 producing properties located in south Texas.

                             LOMAK PETROLEUM, INC.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited, pro forma operating results as if the transactions had occurred at the beginning of each period presented. The pro forma operating results include the following acquisitions, all of which were accounted for as purchase transactions; (i) the purchase of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum Company (ii) the purchase of certain oil and gas properties from Transfuel, Inc., (iii) the purchase of certain oil and gas properties from Bannon Energy Incorporated, (iv) the private placement of 1.15 million shares of Convertible Preferred Stock and the application of the net proceeds therefrom and (v) the private placement of
1.8 million shares of Common Stock and (vi) the private placement of $55 million of 6% Convertible Subordinated Debentures Due 2007 and the application of the net proceeds therefrom.

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1995          1996
                                                       ----------    ----------
                                                       (IN THOUSANDS EXCEPT PER
                                                             SHARE DATA)
Revenues.............................................    $ 69,664      $ 92,823
Net income...........................................       6,808        12,481
Earnings per share...................................        0.31          0.68
Total assets.........................................     252,442       282,547
Stockholders' equity.................................      99,367       117,529

     The pro forma operating results have been prepared for comparative purposes only. They do not purport to present actual operating results that would have been achieved had the acquisitions and financings been made at the beginning of each period presented or to necessarily be indicative of future results of operations.

(4)  INDEBTEDNESS

     The Company had the following debt outstanding as of the dates shown. Interest rates at December 31, 1996 are shown parenthetically:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1995        1996
                                                              -------    --------
                                                                (IN THOUSANDS)
Bank credit facility (6.7%).................................  $83,035    $ 61,355
6% Convertible Subordinated Debentures Due 2007.............       --      55,000
Other (5.9%-7.0%)...........................................       53         451
                                                              -------    --------
                                                               83,088     116,806
Less amounts due within one year............................       53          26
                                                              -------    --------
Long-term debt, net.........................................  $83,035    $116,780
                                                              =======    ========

     The Company maintains a $250 million revolving bank credit facility. The facility provides for a borrowing base which is subject to semi-annual redeterminations. At December 31, 1996, the borrowing base on the credit facility was $150 million. The facility bears interest at prime rate or LIBOR plus 0.75% to 1.25% depending upon the percentage of the borrowing base drawn. Interest is payable quarterly and the loan is payable in sixteen quarterly installments beginning February 1, 1999. A commitment fee of 3/8% of the undrawn balance is payable quarterly. It is the Company's policy to extend the term period of the credit facility annually.

                             LOMAK PETROLEUM, INC.

     As described in Note 15, the revolving bank credit facility was amended and expanded in connection with the financing of the Cometra Acquisition (the "Amended Credit Facility"). The Amended Credit Facility is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company, including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the subsidiaries guaranteeing the Amended Credit Facility, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Amended Credit Facility have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Amended Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders.

     The 6% Convertible Subordinated Debentures Due 2007 (the "Debentures") are convertible at the option of the holder at any time prior to maturity into shares of the Company's Common Stock, at a conversion price of $19.25 per share, subject to adjustment in certain events. Interest is payable semi-annually. The Debentures will mature in 2007 and are not redeemable prior to February 1, 2000. The Debentures are unsecured general obligations of the Company subordinated to all senior indebtedness, as defined.

     The debt agreements contain various covenants relating to net worth, working capital maintenance and financial ratio requirements. The Company is in compliance with these various covenants as of December 31, 1996. Interest paid during the years ended December 31, 1994, 1995 and 1996 totaled $2.8 million, $4.9 million and $7.5 million, respectively.

     Maturities of indebtedness as of December 31, 1996 were as follows (in thousands):

1997.............................................  $     26
1998.............................................       413
1999.............................................    15,354
2000.............................................    15,339
2001.............................................    15,339
Remainder........................................    70,335
                                                   --------
                                                   $116,806
                                                   ========

(5)  FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company's financial instruments include cash and equivalents, accounts receivable, accounts payable, debt obligations, commodity and interest rate futures, options and swaps. The book value of cash and equivalents, accounts receivable and payable and short term debt are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility approximates their fair value as they bear interest at rates indexed to LIBOR. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk. The Company has recorded an allowance for doubtful accounts of $306,000 and $450,000 at December 31, 1995 and 1996, respectively.

     A portion of the Company's crude oil and natural gas sales are periodically hedged against price risks through the use of futures, option or swap contracts. The gains and losses on these instruments are included in the valuation of the production being hedged in the contract month and are included as an adjustment to oil and gas revenue. The Company also manages interest rate risk

                             LOMAK PETROLEUM, INC.

on its credit facility through the use of interest rate swap agreements. Gains and losses on swap agreements are included as an adjustment to interest expense.

     The following table sets forth the book value and estimated fair values of the Company's financial instruments:

                                        DECEMBER 31, 1995         DECEMBER 31, 1996
                                     -----------------------   -----------------------
                                                      (IN THOUSANDS)
                                     BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                     ----------   ----------   ----------   ----------
Cash and equivalents...............   $  3,047     $  3,047    $   8,625    $   8,625
Marketable securities..............        829          953        6,966        7,658
Long-term debt.....................    (83,088)     (83,088)    (116,806)    (116,806)
Commodity swaps....................         --           93           --       (1,051)
Interest rate swaps................         --          375           --           81

     At December 31, 1996, the Company had open contracts for oil and gas price swaps of 300,000 barrels and 155,000 Mcfs. The swap contracts are designed to set average prices ranging from $22.10 to $22.76 per barrel and $2.04 per Mcf. While these transactions have no carrying value, their fair value, represented by the estimated amount that would be required to terminate the contracts, was a net cost of approximately $1,051,000 at December 31, 1996. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and the reference price, generally closing prices on the New York Mercantile Exchange. The resulting transaction gains and losses are determined monthly and are included in net income in the period the hedged production or inventory is sold. Net gains or (losses) relating to these derivatives for the years ended December 31, 1994, 1995 and 1996 approximated $-0-, $217,000 and $(724,000), respectively.

     Interest rate swap agreements, which are used by the Company in the management of interest rate exposure, are accounted for on the accrual basis. Income and expense resulting from these agreements are recorded in the same category as expense arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as an adjustment to expense in the periods in which they accrue. At December 31, 1996, the Company had $60 million of borrowings subject to three interest rate swap agreements at rates of 5.25%, 5.49% and 5.64% through July 1997, October 1997 and October 1998, respectively. The interest rate swaps may be extended at the counterparties' option for two years. The agreements require that the Company pay the counterparty interest at the above fixed swap rates and require the counterparties to pay the Company interest at the 30-day LIBOR rate. The closing 30-day LIBOR rate on December 31, 1996 was 5.53%. The fair value of the interest rate swap agreements at December 31, 1996, is based upon current quotes for equivalent agreements.

     These hedging activities are conducted with major financial or commodities trading institutions which management believes entail acceptable levels of market and credit risks. At times such risks may be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

(6)  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various other legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without material adverse effect on the Company's financial position.

     The Company recently received notice from two parties, each of whom claims that it is entitled to fees from the Company based upon a Yemen oil concession that they claim Red Eagle Resources

                             LOMAK PETROLEUM, INC.

Corporation received in August 1992, which was prior to the acquisition of Red Eagle by the Company. Based upon the Company's examination of the available documentation relevant to such claims, the Company believes that the claims are without merit because the claimed oil concession was never obtained in Yemen. The Company has requested further documentation from the two parties with respect to their claims but no such documentation has yet been provided. The claims are for approximately $4.0 million in the aggregate (including the value of approximately 70,000 shares of Common Stock that would be required to be issued if the oil concession had been obtained). To date, no proceedings have been commenced with respect to either of these claims.

     The Company leases certain office space and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totaled $202,000, $335,000 and $208,000 in 1994, 1995 and 1996, respectively. Future minimum rental commitments under non-cancelable leases are as follows (in thousands):

1997........................................................   $  270
1998........................................................      270
1999........................................................      233
2000........................................................      195
2001........................................................      210
2002 and thereafter.........................................      270
                                                               ------
                                                               $1,448
                                                               ======

(7)  EQUITY SECURITIES

     In 1993, $5,000,000 of 7 1/2% cumulative convertible exchangeable preferred stock (the "7 1/2% Preferred Stock") was privately placed. In April and May 1996, the Company exercised its option and converted the 7 1/2% Preferred Stock into 576,945 shares of Common Stock.

     In November 1995, the Company sold 1,150,000 shares of $2.03 convertible exchangeable preferred stock (the "$2.03 Preferred Stock") for $28.8 million. The $2.03 Preferred Stock is convertible into the Company's Common Stock at a conversion price of $9.50 per share, subject to adjustment in certain events. The $2.03 Preferred Stock is redeemable, at the option of the Company, at any time on or after November 1, 1998, at redemption prices beginning at 105%. At the option of the Company, the $2.03 Preferred Stock is exchangeable for the Company's 8 1/8% convertible subordinated notes due 2005. The notes would be subject to the same redemption and conversion terms as the $2.03 Preferred Stock.

     In December 1995, the Company privately placed 1.2 million shares of its Common Stock for $10.2 million to a state sponsored retirement plan. In April 1996, the Company privately placed 600,000 shares of its Common Stock to a limited number of institutional investors for approximately $6.9 million. Warrants to acquire 40,000 shares of common stock were exercised in October 1996. Additionally, warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at December 31, 1996 and will expire in May 1999.

(8)  STOCK OPTION AND PURCHASE PLAN

     The Company maintains a Stock Option Plan which authorizes the grant of options on up to 2.0 million shares of Common Stock. However, no new options may be granted which would result in there being aggregate outstanding options exceeding 10% of the Company's common shares outstanding plus those shares issuable under convertible securities. Under the plan, incentive and

                             LOMAK PETROLEUM, INC.

non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Compensation Committee of the Board. All options issued under the plan vest 30% after one year, 60% after two years and 100% after three years. The following is a summary of stock option activity:

                                         NUMBER OF OPTIONS              EXERCISE
                                  --------------------------------     PRICE RANGE
                                   1994       1995         1996         PER SHARE
                                  -------    -------    ----------    -------------
Outstanding at beginning of
  year..........................  428,983    680,483       977,149    $ 3.38-$ 9.38
Granted.........................  298,500    342,000       378,500     10.50- 13.88
Canceled........................  (16,000)   (12,000)       (7,950)     7.00- 10.50
Exercised.......................  (31,000)   (33,334)     (115,250)     3.38-  8.25
                                  -------    -------    ----------    -------------
Outstanding at end of year......  680,483    977,149     1,232,499    $ 3.38-$13.88
                                  =======    =======    ==========    =============

     In 1994, the stockholders approved the 1994 Outside Directors Stock Option Plan (the "Directors Plan"). Only Directors who are not employees of the Company are eligible under the Directors Plan. The Directors Plan covers a maximum of 200,000 shares. At December 31, 1996, 76,000 options were outstanding under the Directors Plan of which 16,800 were exercisable as of that date. The exercise price of the options ranges from $7.75 to $13.88 per share.

     In 1994, the stockholders approved the 1994 Stock Purchase Plan (the "1994 Plan") which authorizes the sale of up to 500,000 shares of Common Stock to officers, directors, key employees and consultants. Under the Plan, the right to purchase shares at prices ranging from 50% to 85% of market value may be granted. The Company had a 1989 Stock Purchase Plan (the "1989 Plan") which was identical to the 1994 Plan except that it covered 333,333 shares. Upon adoption of the 1994 Plan, the 1989 Plan was terminated. The plans are administered by the Compensation Committee of the Board. During the year ended December 31, 1996, the Company sold 100,000 unregistered shares of Common Stock to officers and outside directors for an aggregate amount of approximately $966,000.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced in the pro forma amounts indicated below:

                                                                1995        1996
                                                              --------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net earnings--as reported...................................    $4,390      $12,615
Earnings per share--as reported.............................    $ 0.31      $  0.69
Net earnings--pro forma.....................................    $4,081      $11,996
Earnings per share--pro forma...............................    $ 0.28      $  0.64

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 1%; expected volatility of 38%; risk-free interest rate of 6%; and expected lives of 4 years.

                             LOMAK PETROLEUM, INC.

(9)  BENEFIT PLAN

     The Company maintains a 401(k) Plan for the benefit of its employees. The Plan permits employees to make contributions on a pre-tax salary reduction basis. The Company makes discretionary contributions to the Plan. Company contributions for 1994, 1995 and 1996 were $226,000, $346,000 and $548,000, respectively. The Company has no other employee benefit plans.

(10)  INCOME TAXES

     Federal income tax expense was $139,000, $1.8 million and $6.8 million for the years 1994, 1995 and 1996, respectively. The current portion of the income tax provision represents alternative minimum tax currently payable. A reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate is as follows:

                                                      1994       1995        1996
                                                     -------    -------    --------
Statutory tax rate...............................         34%        34%         34%
Realization of valuation allowance...............        (29)        (5)         --
Other............................................         --         --           1
                                                     -------    -------    --------
Effective tax rate...............................          5%        29%         35%
                                                     =======    =======    ========
Income taxes paid................................    $47,500    $60,000    $590,000
                                                     =======    =======    ========

     The Company follows FASB Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Deferred tax liabilities:
  Depreciation..............................................  $29,130    $31,726
                                                              =======    =======
Deferred tax assets:
  Net operating loss carryforwards..........................    6,193      2,625
  Percentage depletion carryforward.........................    4,388      2,589
  AMT credits and other.....................................      863        621
                                                              -------    -------
  Total deferred tax assets.................................   11,444      5,835
Valuation allowance for deferred tax assets.................      (40)       (40)
                                                              -------    -------
Net deferred tax assets.....................................  $11,404    $ 5,795
                                                              =======    =======
Net deferred tax liabilities................................  $17,726    $25,931
                                                              =======    =======

     Due to uncertainty as to the company's ability to realize the tax benefit, a valuation allowance was established for the full amount of the net deferred tax assets. In 1995, income taxes were reduced from the statutory rate of 34% by approximately $0.3 million through realization of a portion of the valuation allowance, resulting in $40,000 of the allowance remaining at each of December 31, 1995 and 1996.

                             LOMAK PETROLEUM, INC.

     The Company has entered into several business combinations accounted for as purchases. In connection with these transactions, deferred tax assets and liabilities of $7.7 million and $23.8 million, respectively, were recorded. In 1996 the Company acquired Eastern Petroleum Company in a taxable business combination accounted for as a purchase. A net deferred tax liability of $2.1 million was recorded in the transaction.

     As a result of the Company's issuance of equity and convertible debt securities, it experienced a change in control during 1988 as defined by Section 382 of the Internal Revenue Code. The change in control placed limitations to the utilization of net operating loss carryovers. At December 31, 1996, the Company had available for federal income tax reporting purposes net operating loss carryovers of approximately $7.5 million which are subject to annual limitations as to their utilization and otherwise expire between 1997 and 2010, if unused. The Company has alternative minimum tax net operating loss carryovers of $6.6 million which are subject to annual limitations as to their utilization and otherwise expire from 1997 to 2009 if unused. The Company has statutory depletion carryover of approximately $3.2 million and an alternative minimum tax credit carryover of approximately $500,000. The statutory depletion carryover and alternative minimum tax credit carryover are not subject to limitation or expiration.

(11)  MAJOR CUSTOMERS

     The Company markets its oil and gas production on a competitive basis. The type of contract under which gas production is sold varies but can generally be grouped into three categories: (a) life-of-the-well; (b) long-term (1 year or longer); and (c) short-term contracts which may have a primary term of one year, but which are cancelable at either party's discretion in 30-120 days. Approximately 60% of the Company's gas production is currently sold under market sensitive contracts which do not contain floor price provisions. For the year ended December 31, 1996, no one customer accounted for more than 10% of the Company's total oil and gas revenues. Management believes that the loss of any one customer would not have a material adverse effect on the operations of the Company. Oil is sold on a basis such that the purchaser can be changed on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. The Company sells to oil purchasers on a basis of price and service.

                             LOMAK PETROLEUM, INC.

(12)  OIL AND GAS ACTIVITIES

     The following summarizes selected information with respect to oil and gas producing activities:

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1994        1995        1996
                                                  --------    --------    --------
                                                           (IN THOUSANDS)
Oil and gas properties:
  Subject to amortization.......................  $129,082    $197,826    $259,681
  Not subject to amortization...................     4,291      12,247      22,838
                                                  --------    --------    --------
          Total.................................   133,373     210,073     282,519
  Accumulated depletion amortization............   (20,409)    (33,371)    (53,102)
                                                  --------    --------    --------
          Net oil and gas properties............  $112,964    $176,702    $229,417
                                                  ========    ========    ========
Costs incurred:
  Acquisition...................................  $ 59,501    $ 69,244    $ 63,579
  Development...................................     9,518       9,968      12,536
  Exploration...................................       192         216       2,025
                                                  --------    --------    --------
          Total costs incurred..................  $ 69,211    $ 79,428    $ 78,140
                                                  ========    ========    ========

(13)  RELATED PARTY TRANSACTIONS

     Mr. Edelman, Chairman of the Company, is also a shareholder of Snyder Oil Corporation ("SOCO"), and, until February 1997, was an executive officer of SOCO. At December 31, 1996, Mr. Edelman owned 5.7% of the Company's Common Stock. In 1995, the Company acquired SOCO's interest in certain wells located in Appalachia for $4 million. The price was determined based on arms-length negotiations through a third-party broker retained by SOCO. Subsequent to the transaction, the Company and SOCO no longer held interests in any of the same properties.

     During 1995, the Company incurred fees of $145,000, to the Hawthorne Company in connection with acquisitions. Mr. Aikman, a director of the Company, is an executive officer and a principal owner of the Hawthorne Company. The fees were consistent with those paid by the Company to third parties for similar services.

(14)  UNAUDITED SUPPLEMENTAL RESERVE INFORMATION

     The Company's proved oil and gas reserves are located in the United States. Proved reserves are those quantities of crude oil and natural gas which, upon analysis of geological and engineering data, can with reasonable certainty be recovered in the future from known oil and gas reservoirs. Proved developed reserves are those proved reserves which can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage.

                             LOMAK PETROLEUM, INC.

  Quantities of Proved Reserves

                                                              CRUDE OIL    NATURAL GAS
                                                              ---------    -----------
                                                               (BBLS)         (MCF)
                                                                   (IN THOUSANDS)
Balance, December 31, 1993..................................    4,539         74,563
  Revisions.................................................       15            630
  Extensions, discoveries and additions.....................       15          6,605
  Purchases.................................................    4,599         75,698
  Sales.....................................................      (79)        (1,130)
  Production................................................     (640)        (6,996)
                                                               ------        -------
Balance, December 31, 1994..................................    8,449        149,370
  Revisions.................................................      255         (3,513)
  Extensions, discoveries and additions.....................      475         10,076
  Purchases.................................................    2,618         90,575
  Sales.....................................................      (21)        (1,150)
  Production................................................     (913)       (12,471)
                                                               ------        -------
Balance, December 31, 1995..................................   10,863        232,887
  Revisions.................................................      280         (7,545)
  Extensions, discoveries and additions.....................      952         16,696
  Purchases.................................................    3,884         86,022
  Sales.....................................................     (236)       (11,235)
  Production................................................   (1,068)       (21,231)
                                                               ------        -------
Balance, December 31, 1996..................................   14,675        295,594
                                                               ======        =======
Proved developed reserves:
  December 31, 1994.........................................    6,430         97,251
                                                               ======        =======
  December 31, 1995.........................................    8,880        174,958
                                                               ======        =======
  December 31, 1996.........................................   10,703        207,601
                                                               ======        =======

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future cash inflows were estimated by applying year end prices to the estimated future production less estimated future production costs based on year end costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

                             LOMAK PETROLEUM, INC.

  Standardized Measure

                                                FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                                1994          1995          1996
                                             -----------    ---------    ----------
                                                         (IN THOUSANDS)
Future cash inflows........................  $   457,048    $ 729,566    $1,393,338
Future costs:
  Production...............................     (133,972)    (256,374)     (365,753)
  Development..............................      (52,102)     (60,554)      (86,192)
                                             -----------    ---------    ----------
Future net cash flows......................      270,974      412,638       941,393
Income taxes...............................      (59,950)    (102,108)     (271,023)
                                             -----------    ---------    ----------
Total undiscounted future net cash flows...      211,024      310,530       670,370
10% discount factor........................      (91,475)    (136,480)     (319,481)
                                             -----------    ---------    ----------
Standardized measure.......................  $   119,549    $ 174,050    $  350,889
                                             ===========    =========    ==========

  Changes in Standardized Measure

                                                FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                                1994          1995          1996
                                             -----------    ---------    ----------
                                                         (IN THOUSANDS)
Standardized measure, beginning of year....  $    53,751    $ 119,549    $  174,050
Revisions:
  Prices...................................        4,224       (4,100)      151,508
  Quantities...............................        2,240        2,267        (6,762)
  Estimated future development costs.......           --       (5,238)       (2,971)
  Accretion of discount....................        6,512       15,054        22,924
  Income taxes.............................      (19,624)     (24,200)      (86,095)
                                             -----------    ---------    ----------
     Net revisions.........................       (6,648)     (16,217)       78,604
Purchases..................................       84,836       87,741       125,871
Extensions, discoveries and additions......        2,402        7,419        22,816
Production.................................      (14,442)     (22,487)      (43,598)
Sales......................................         (350)      (1,955)       (6,854)
                                             -----------    ---------    ----------
Standardized measure, end of year..........  $   119,549    $ 174,050    $  350,889
                                             ===========    =========    ==========

(15)  COMETRA ACQUISITION

     Effective January 1, 1997, the Company acquired oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $385 million, subject to adjustment (the "Cometra Acquisition"). The Cometra Acquisition increases the Company's proforma proved reserves at December 31, 1996 by 68% to 644 Bcfe and increases its Present Value by 98% to $974 million. The Cometra Properties, located primarily in the Company's core operating areas, include 515 producing wells, and additional development and exploration potential on approximately 150,000 gross acres (90,000 net acres). In addition, the Cometra Properties include gas pipelines, a 25,000 Mcf/d gas processing plant and an above-market gas contract with a major Texas gas utility covering approximately 30% of the current production from the Cometra Properties.

                             LOMAK PETROLEUM, INC.

     The Company will finance the cash portion of the purchase price with $221 million of borrowings through expansion of its bank credit facility (the "Amended Credit Facility") and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. The promissory note will be repaid at maturity through borrowings under the Amended Credit Facility. The Amended Credit Facility will enable the Company to obtain revolving credit loans and issue letters of credit from time to time in an aggregate amount not to exceed $400 million initially. Availability under the Amended Credit Facility will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed to by the lenders.

     The Amended Credit Facility provides for a Borrowing Base which is subject to semi-annual determinations and certain other redeterminations. The Amended Credit Facility is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company, including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all assets of the Company will be pledged as collateral, if, on May 15, 1997 the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amount outstanding under the Amended Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the Lenders (the "Trigger Event").

     The Amended Credit Facility bears interest at either the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25% or the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125%. Interest is payable quarterly and the Amended Credit Facility matures in February 2002.

     The Amended Credit Facility includes various covenants that require, among other things, that the Company (i) maintain a minimum consolidated tangible net worth of at least $100 million plus 90% of the net proceeds from the Common Stock offering described below and 50% of the net proceeds from any subsequent equity offering; (ii) maintain a ratio of EBITDA to consolidated interest expense on total debt for each period of four consecutive fiscal quarters of at least 2.5 to 1.0; and (iii) not make restricted payments (defined as dividends, distributions or guarantees to third parties or the retirement, repurchase or prepayment prior to the scheduled maturity of its subordinated debt) in an aggregate amount in any one fiscal year in excess of $5 million plus 50% of the net proceeds from equity offerings subsequent to the Common Stock offering described below and 50% of the Company's consolidated net income earned after January 1, 1997. In addition, the Amended Credit Facility will restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates.

     In January 1997, the Company filed a registration statement with the Securities and Exchange Commission, as amended, the registration statement covers the sale of 4 million shares of Common Stock and $125 million aggregate principal amount of ten year senior subordinated notes. The proceeds from the offerings will be used to repay indebtedness from the Cometra Acquisition. The notes will be guaranteed by all of the subsidiaries of the Company and each guarantor is a wholly owned subsidiary of the Company. The guarantees are full, unconditional and joint and several, and separate financial statements of each guarantor are not presented because they are included in the consolidated financial statements of the Company and management has concluded that they provide no additional benefits.

                             LOMAK PETROLEUM, INC.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited pro forma operating results as if the Cometra Acquisition had occurred as of January 1, 1996. The pro forma operating results also include the following acquisitions, all of which were accounted for as purchase transactions: (i) the purchase of certain oil and gas properties from Bannon Energy Incorporated, (ii) the private placement of 600,000 shares of Common Stock, (iii) the private placement of $55 million of 6% Convertible Subordinated Debentures Due 2007 and the application of the net proceeds therefrom and (iv) the conversion of the Company's 7 1/2% Convertible Exchangeable Preferred Stock into Common Stock. Additionally, the unaudited pro forma operating results give effect to the sale of 4 million shares of Common Stock and $125 million aggregate principal amount of ten year senior subordinated notes.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
                                                                  (IN
                                                               THOUSANDS)
Revenues:
  Oil and gas sales.........................................    $130,508
  Field services............................................      14,223
  Gas transportation and marketing..........................      24,326
  Interest and other........................................       3,386
                                                                --------
                                                                 172,443
                                                                --------
Expenses:
  Direct operating..........................................      39,394
  Field services............................................      10,443
  Gas transportation and marketing..........................      13,152
  Exploration...............................................       1,460
  General and administrative................................       3,966
  Interest..................................................      30,957
  Depletion, depreciation and amortization..................      44,389
                                                                --------
                                                                 143,761
                                                                --------
Earnings before income taxes................................      28,682
Income taxes................................................      10,038
                                                                --------
Net income..................................................    $ 18,644
                                                                ========
Earnings per common share...................................    $   0.80
                                                                ========
BALANCE SHEET DATA (AT DECEMBER 31, 1996):
Cash and equivalents........................................    $  8,625
Total assets................................................     671,597
Long-term debt, including current portion...................     411,756
Stockholders' equity........................................     211,629

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Lomak Petroleum, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994, 1995 and 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements of revenues and direct operating expenses reflect the revenues and direct operating expenses attributable to the American Cometra Interests, as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the American Cometra Interests.

     In our opinion, the statements referred to above present fairly the revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Fort Worth, Texas
February 7, 1997

                         THE AMERICAN COMETRA INTERESTS

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                             YEAR ENDED     YEAR ENDED       YEAR ENDED
                                            DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                                1994           1995             1996
                                            ------------   ------------   -----------------
Revenues:
  Oil and gas production..................  $ 46,808,830   $ 43,513,982     $ 60,751,200
  Marketing and gas plant operating
     activities (net).....................     3,370,500      5,276,900        7,273,100
                                            ------------   ------------     ------------
       Total revenues.....................    50,179,330     48,790,882       68,024,300
Direct operating expenses.................   (14,447,533)   (12,727,532)     (14,375,900)
                                            ------------   ------------     ------------
       Excess of revenues over operating
          expenses........................  $ 35,731,797   $ 36,063,350     $ 53,648,400
                                            ============   ============     ============

   The accompanying notes are an integral part of these financial statements.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                         AND DIRECT OPERATING EXPENSES
1.  GENERAL:

  Organization

     The accompanying statements present the revenues and direct operating expenses of certain working and other interests in oil and gas properties and the Sterling gas plant and related pipeline owned by American Cometra, Inc. (the "American Cometra Interests") which were purchased by Lomak Petroleum, Inc. ("Lomak"). Such financial statements were derived from the historical records of the predecessor owner and represent Lomak's interest.

  Basis of Presentation

     The historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented, as such information is neither readily available on an individual property basis nor meaningful for the American Cometra Interests. During the periods presented, the American Cometra Interests were not accounted for as a separate entity. These statements do not include depreciation, depletion and amortization, general and administrative, interest, federal income tax expenses, or federal income tax credits allowed under Section 29 of the Internal Revenue Code. Accordingly, the accompanying financial statements are not intended to be a complete presentation of the results of operations of the American Cometra Interests in conformity with generally accepted accounting principles.

  Revenue Recognition

     Revenues are recognized when oil and gas production is sold. Direct operating expenses are accrued when services are provided. Netted against marketing and gas plant operating activities is $9,758,300, $7,700,000 and $11,478,400 for the years ended December 31, 1994, 1995 and 1996, respectively, relating to costs associated with those activities.

  Use of Estimates

     Management has made a number of estimates and assumptions relating to the reporting of the revenues and direct operating expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.  SALES TO MAJOR CUSTOMERS:

     For the years ended December 31, 1994, 1995 and 1996 four purchasers accounted for 33%, 54% and 74% of total revenues, respectively.

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          1994        1995        1996
                                                        ---------   ---------   ---------
                                                                 (IN THOUSANDS)
Exploration...........................................    $14,154     $ 3,986     $ 1,124
Development...........................................     11,753      12,759      14,976

OIL AND GAS RESERVE INFORMATION

     The estimates of the American Cometra Interests in proved oil and gas reserves, which are located entirely in the United States, are based on evaluations by an independent petroleum engineer, Netherland, Sewell & Associates as of December 31, 1996. These reserves were

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED), CONTINUED:
OIL AND GAS RESERVE INFORMATION, CONTINUED:
estimated in accordance with guidelines established by the Securities and Exchange Commission which require that reserve reports be prepared under existing economic and operating conditions with no provision for price escalations except by contractual arrangements. Reserves as of December 31, 1994 and 1995 were derived from the December 31, 1996 reserve estimates after considering production and drilling activities.

     Lomak's management emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as future information becomes available.

     The following unaudited table sets forth the estimated proved oil and gas reserve quantities of the American Cometra Interests at December 31, 1994, 1995 and 1996:

                                                              CRUDE OIL   NATURAL GAS
                                                               (BBLS)       (MCFS)
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
PROVED RESERVES:
  Balance, December 31, 1993................................   10,107       194,508
     Production.............................................     (404)      (14,372)
     Purchases..............................................       --         1,294
     Extensions, discoveries, renewals......................      505        12,683
     Sales..................................................       --            --
                                                               ------       -------
  Balance, December 31, 1994................................   10,208       194,113
     Production.............................................     (626)      (15,212)
     Purchases..............................................       93         1,502
     Extensions, discoveries, renewals......................       24         9,210
     Sales..................................................      (14)           --
                                                               ------       -------
  Balance, December 31, 1995................................    9,685       189,613
     Production.............................................     (803)      (16,124)
     Extensions, discoveries, renewals......................      848        28,516
                                                               ------       -------
  Balance, December 31, 1996................................    9,730       202,005
                                                               ======       =======
PROVED DEVELOPED RESERVES:
  Balance, December 31, 1994................................    5,062        97,269
                                                               ======       =======
  Balance, December 31, 1995................................    4,550        93,398
                                                               ======       =======
  Balance, December 31, 1996................................    4,595       103,749
                                                               ======       =======

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future net cash flows for the periods presented were derived from the December 31, 1996 reserve estimate after considering historical production and drilling activities. December 31, 1996

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED), CONTINUED:
OIL AND GAS RESERVE INFORMATION, CONTINUED:
prices in the reserve estimates were adjusted for fixed and determinable escalations to the estimated future production less estimated future production costs based on period-end costs and future development costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. Future income tax estimates are not included, as the historical tax basis of the properties is not relevant.

     The standardized measure of discounted future net cash flows relating to proved oil and gas properties is as follows:

                                                AS OF          AS OF           AS OF
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 1994           1995           1996
                                             ------------   ------------   -------------
                                                           (IN THOUSANDS)
Future cash inflows........................   $1,207,887     $1,179,424     $1,156,858
Future costs:
  Production...............................     (243,413)      (232,040)      (219,098)
  Development..............................      (99,353)       (92,534)       (88,350)
                                              ----------     ----------     ----------
Future net cash flows......................      865,121        854,850        849,410
Income taxes...............................           --             --             --
                                              ----------     ----------     ----------
Undiscounted future net cash flows.........      865,121        854,850        849,410
10% discount factor........................     (444,749)      (408,382)      (367,919)
                                              ----------     ----------     ----------
Standardized measure.......................   $  420,372     $  446,468     $  481,491
                                              ==========     ==========     ==========

     Changes in standardized measure of discounted future net cash flows from proved reserve quantities are as follows:

                                              YEAR ENDED     YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 1994           1995           1996
                                             ------------   ------------   -------------
                                                           (IN THOUSANDS)
Standardized measure, beginning of year....   $ 395,914      $ 420,372       $ 446,468
Purchases..................................         627          1,228              --
Extensions, discoveries, additions.........      17,730         15,051          38,185
Production.................................     (33,490)       (32,141)        (47,809)
Sales......................................          --            (79)             --
Accretion of discount......................      39,591         42,037          44,647
                                              ---------      ---------       ---------
Standardized measure, end of year..........   $ 420,372      $ 446,468       $ 481,491
                                              =========      =========       =========

   NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

          ------------------------------------------------------------

   TABLE OF CONTENTS

Available Information.................    3
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Forward-Looking Information...........   17
Cometra Acquisition...................   19
Use of Proceeds.......................   21
Capitalization........................   22
Unaudited Pro Forma Consolidated
  Financial Statements................   23
Selected Consolidated Financial
  Data................................   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   28
Business..............................   34
Management............................   45
Principal Stockholders and Share
  Ownership of Management.............   48
Description of the Notes..............   50
Description of Capital Stock and
  Indebtedness........................   79
Underwriting..........................   83
Legal Matters.........................   84
Experts...............................   84
Glossary..............................   85
Index to Financial Statements.........  F-1

PROSPECTUS

$125,000,000

LOMAK PETROLEUM, INC.

8.75% SENIOR SUBORDINATED
NOTES DUE 2007
LOMAK LOGO
CHASE SECURITIES INC.

NATIONSBANC CAPITAL MARKETS, INC.

BEAR, STEARNS & CO. INC.

CREDIT SUISSE FIRST BOSTON
MARCH 10, 1997